Filed Pursuant to Rule 253(g)(2)

File No. 024-12757

OFFERING CIRCULAR

500,000,000 SHARES OF COMMON STOCK

at a fixed price of $0.005 per share

Minimum Investment: $5,000

Maximum Offering: $2,500,000

3DX Industries Inc.

Common Stock

This is a public offering of securities of 3DX Industries Inc., a Nevada corporation (the “Company,” “3DX,” “we,” “our” and “us”). We are offering for sale up to 500,000,000 shares of our common stock at a fixed price of $0.005 per share on a best-effort basis in a “Tier 2 Offering”, as determined by the Company pursuant to Rule 253 of Regulation A (the “Offering”). The Offering will terminate at the earlier of: (1) the date at which 500,000,000 Shares have been sold, (2) the date which is one year after this Offering being qualified by the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”), or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion (the “Termination Date”). This Offering is being conducted on a “best efforts” basis without any minimum offering amount pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. Funds tendered by investors to the escrow account will be immediately available to the Company. Subscribers have no right to a return of their funds unless the Company rejects a subscription agreement within ten days of tender, in which event investor funds held in the Company account will promptly be refunded to each investor without interest. LII Law, PLC., Randall Lanham, Esq. will serve as the escrow agent. The minimum investment amount for purchasers in this offering is five thousand dollars ($5,000.00).

Subscriptions are irrevocable, and the purchase price is non-refundable as expressly stated in this Offering Circular. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall have the right to immediately deposit said proceeds into the bank account of the Company and may utilize the proceeds immediately in accordance with the Use of Proceeds.

We expect to commence the offer and sale of the Shares as of the date on which the offering statement of which this Offering Circular is a part (the “Offering Statement”) is qualified by the SEC. At the time of this Offering the Company Common Stock is listed on the OTCID Basic Market, OTC Markets Group, Inc. (collectively, (“OTCID”) under the trading symbol “DDDX”. However, there is no guarantee that the Company’s stock will remain listed on the OTCID or any other exchange.

Roger Janssen, the Company’s Chief Executive Officer, beneficially owns approximately 20.84% of the outstanding common stock and 100% of the Series A Preferred Stock. Through the Series A Preferred Stock’s right to vote 51% of the then issued and outstanding common stock, Mr. Janssen controls approximately 71.8% of the total voting power, giving him the ability to control the outcome of matters requiring shareholder approval.

We have elected to comply with certain reduced reporting requirements for this Offering Circular and future filings after this Offering.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

	Shares at a minimum price ($0.005)	Gross Proceeds	Commissions	Net proceeds to the company after expenses
Per share	1	0.005	0	$0.01
Total	500,000,000	2,500,000	0	$2,440,000

_____________________________

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

The date of this offering circular is August 13, 2026

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OFFERING CIRCULAR SUMMARY

About 3DX INDUSTRIES INC.:

3DX Industries Inc. (referred to as “us,” “we,” the “Company,” or “3DX”) is a Nevada corporation incorporated on October 23, 2008. 3DX operates in the additive manufacturing segment, providing manufacturing solutions to customers worldwide. The Company has capabilities in 3D metal printing, photopolymer/resin printing, and FDM (Fused Deposition Modeling) 3D printing, and also provides precision CNC machining and assembly services.

Manufacturing Capabilities

The Company offers additive manufacturing through metal printing, photopolymer/resin printing, and FDM printing, as well as traditional CNC precision machining. Our binder jet 3D metal printing system produces parts layer by layer from powdered material, a chemical binder, and a digital file, enabling the creation of complex geometries and multi-piece assemblies with precision and minimal waste.

3DX maintains a fully equipped CNC machine shop, including multiple CNC machining centers and supporting equipment. Integrating additive and traditional manufacturing under one roof allows the Company to efficiently produce high-quality, complex parts. The Company continually expands the range of part sizes, geometries, and materials it can support, and evaluates additional manufacturing technologies to meet customer needs.

Customer Applications

3DX serves product developers worldwide, converting 3D CAD designs into physical prototypes, functional test parts, and production components. Additive manufacturing enables rapid prototyping, while CNC machining ensures precision and quality where required.

Service Offering

By providing both additive and precision manufacturing in-house, 3DX delivers time and cost efficiencies. The Company offers services including 3D metal printing, photopolymer/resin printing, FDM printing, rapid prototyping, precision tooling and CNC milling.

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The Offering

Shares of common stock offered by us	We are offering up to 500,000,000 shares of our common stock at a fixed price of $0.005 per share. There is no minimum investment required for the offering to close. The Company has a dual-class capital structure. Each share of common stock entitles the holder to one vote per share. The Company’s Series A Preferred Stock entitles the holder thereof to vote a number of shares equal to 51% of the then issued and outstanding common stock, resulting in disparate voting rights between the two classes. Roger Janssen, the Company’s Chief Executive Officer, beneficially owns approximately 20.84% of the outstanding common stock and 100% of the Series A Preferred Stock. As a result, Mr. Janssen controls approximately 71.8% of the total voting power of the Company, giving him the ability to control the outcome of matters requiring shareholder approval, including the election of directors, amendment of governing documents, and approval of major corporate transactions.

Use of proceeds	3DX intends to use the proceeds from the Offering to strengthen the Company’s financial position by repaying outstanding payables, which represent obligations incurred in the ordinary course of business. The proceeds will also be used to provide working capital and support the Company’s expansion, which may include operational expenses, hiring additional staff, acquisition of materials, equipment maintenance and upgrades, and further development of the Company’s manufacturing capabilities. A portion of the proceeds may also be allocated toward general corporate purposes as needed.

Termination of the Offering	The Offering will terminate at the earlier of: (1) the date all Shares are sold, (2) the date which is one year after this Offering being qualified by the SEC or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion.

Voting control

Roger Janssen, the Company’s Chief Executive Officer, beneficially owns approximately 20.84% of the outstanding common stock and 100% of the Series A Preferred Stock. Through the Series A Preferred Stock’s right to vote 51% of the then issued and outstanding common stock, Mr. Janssen controls approximately 71.8% of the total voting power, giving him the ability to control the outcome of matters requiring shareholder approval.

Risk factors	The purchase of our common stock involves a high degree of risk. The common stock offered in this offering circular is for investment purposes only and currently no market for our common stock exists nor may ever exist. Please refer to the sections entitled “Risk Factors” and “Dilution” before making an investment in this stock.

Trading Market	Prior to the date of this offering circular, our common stock is trading on the OTCID category. There is no guarantee the Company’s common stock shall remain quoted or listed on the OTCID market or any other exchange. The market for the Company’s common stock is thinly traded and there can be no guarantee a market will develop.

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RISK FACTORS

You should be aware that there are various risks to an investment in our common stock. You should carefully consider these risk factors, together with all of the other information included in this offering circular, before you decide to invest in shares of our common stock.

If any of the following risks were to develop, our business, financial condition, results of operations and/or prospects could be materially adversely affected. If that happens, the market price of our common stock, if any, could decline, and investors may lose all or part of their investment.

Risks Related to the Business

1. 3DX is going concern and has limited financial resources.

The Company has accumulated losses since inception, and as of October 31, 2025, had a combined accumulated deficit of approximately $23.58 million and had negative working capital of approximately $3.71 million. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management recognizes that the Company must generate additional funds to enable it to continue operating. Management intends to raise additional financing through debt and or equity financing and by other means that it deems necessary, with the goal of moving forward and sustaining a prolonged growth in its strategy phases. However, no assurance can be given that the Company will be successful in raising additional capital. Further, even if the Company raises additional capital, there can be no assurance that the Company will achieve profitability or positive cash flow. If management is unable to raise additional capital and expected significant revenues do not result in positive cash flow, the Company will not be able to meet its obligations and may have to cease operations.

Our independent registered auditors included an explanatory paragraph in their opinion on our financial statements that states that this lack of resources causes substantial doubt about our ability to continue as a going concern. No assurances can be given that we will generate sufficient revenue or obtain the necessary financing to continue as a going concern.

2. 3DX is and will continue to be completely dependent on the services of key personnel including, but not limited to, our President and CEO, Roger Janssen, the loss of whose services may cause our business operations to cease, and we will need to engage and retain qualified employees and consultants to further implement our strategy.

3DX’s operations and business strategy are completely dependent upon the knowledge and business connections of Roger Janssen. If he should choose to leave us for any reason or if he becomes ill and unable to work for an extended period of time before we have hired additional personnel, our operations will be significantly disrupted and growth could be constrained. Even if we are able to find additional personnel, it is uncertain whether we could find someone who could develop our business along the lines described in this Form 1-A. The Company’s operations and growth could be materially impaired without the services of Roger Janssen or an appropriate replacement.

We intend to acquire key-man life insurance on the life of Roger Janssen, naming 3DX as the beneficiary when and if we obtain the resources to do so and if the individual is insurable. We have not yet procured such insurance, and there is no guarantee that we will be able to obtain such insurance in the future. Accordingly, it is important that we are able to attract, motivate and retain highly qualified and talented personnel and independent contractors.

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3. Our CEO, Roger Janssen, has over 20 years of experience in managing both private and public companies.

Roger Janssen is an entrepreneurial-oriented executive who presents a rich mix of leadership talents and experience-backed judgment gained through over two decades of guiding the startup, growth, and profitability of diverse manufacturing firms serving private and public sectors, with a little financial reporting education or experience. He will be heavily dependent on engaging and dealing with outside professional advisors, primarily lawyers and financial advisors/accountants who are not and will not be affiliated with our independent auditors. We currently have no formal arrangements with professionals to help both the CEO and COO and cannot provide any assurances that we will be able to establish arrangements with professionals on terms or costs that are acceptable or affordable to us.

4. Non-reporting

At the present time 3DX elects not to become subject to file periodic reporting requirements of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. In order to comply with these regulations, our independent registered public accounting firm has to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Our legal counsel or other professional will review and assist in the preparation of such reports. The future costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major effect on the amount of time to be spent by our auditors and attorneys.

We do not have a sufficient number of employees to segregate responsibilities and may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

5. We have only three board members and four advisory board members.

We have only three directors, one of whom is our President & CEO, Roger Janssen, Nicholas Coriano - VP East Coast Operations Director, and the other is Peter Divone Sr. - our Business Development Director. Accordingly, we cannot establish board committees comprised of independent members to oversee functions like the decisions of the chief executive officer, compensation or audit issues.

Until we have a larger board of directors which would include some independent members, if ever, there will be limited oversight of our president’s decisions and activities and little ability for minority shareholder(s) to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholder(s).

6. We Will Be Subjected to Regulatory Oversights.

The Company is subject to regulatory oversight by federal, state, and local authorities, as applicable to its business operations and industry. Compliance with these regulations may require ongoing monitoring, reporting, and adjustments to business practices, which could impose administrative burdens or financial costs. Failure to adhere to regulatory requirements could result in penalties, restrictions, or other enforcement actions. While the Company strives to maintain full compliance, evolving laws and interpretations may necessitate future operational changes. Investors should be aware that regulatory risks, including unforeseen compliance obligations, could impact the Company’s financial condition or growth prospects.

The operations in Washington are also subject to evolving state municipal laws, such as employment, tax, and industry-specific regulations which may require operational adjustments and could result in additional compliance cost.

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7. We have significant indebtedness, much of which is in default, which could materially adversely affect our business and financial condition.

As of October 31, 2025, the Company had total liabilities of approximately $4,234,447, including accounts payable and accrued liabilities of approximately $1,822,447, long-term debt of approximately $398,784, and other past-due obligations. A substantial portion of the Company's indebtedness is in default, including multiple promissory notes and convertible notes payable to unrelated third parties that matured years ago and remain unpaid. These defaults trigger the lenders' contractual remedies, which may include acceleration of the outstanding principal and accrued interest, conversion of outstanding amounts into common shares of the Company at specified conversion rates, setoff rights, demand for immediate payment in full, and the right to pursue legal remedies including judgment, attachment, and garnishment against the Company's assets. One note is also personally guaranteed by the Company's President, Roger Janssen, which may expose the Company's management to personal liability and create conflicts of interest.

As detailed in the Debt Default Table appearing elsewhere in this Offering Circular, the Company's defaulted obligations include: (i) approximately $166,808 owed to Michael Campion/Anna Hagen (original $150,000 note, secured by personal guarantee of Roger Janssen, matured May 14, 2026 and in default); (ii) approximately $111,583 owed to Gary Helm/Mary Helm (original $100,000 note, interest payments in default); (iii) approximately $242,630 owed to Alex Cross (original $200,000 note, matured October 2022 and in default); (iv) approximately $260,450 owed to Dan Tatryn (original $125,000 note, matured December 2016 and in default); (v) approximately $90,070 owed to GV Lot 2, LLC for a past-due lease obligation; and (vi) various other defaulted notes payable. The Company also owes approximately $582,000 in past-due taxes. If creditors exercise their default remedies, including acceleration, conversion, or legal action, the Company could face significant cash demands, asset seizures, or forced equity dilution that could materially and adversely affect its business, financial condition, and ability to continue as a going concern. There is no assurance that the Company will be able to negotiate forbearance, restructuring, or settlement of these obligations on acceptable terms, or at all.

Risks Related to Our Common Stock

8. Our Offering is being conducted on a “best efforts” basis with no minimum aggregate offering amount. As a result, we may not be able to raise sufficient capital to fully implement our business plan and our investors may lose their entire investment.

The Offering is on a “best efforts” basis by the Company directly pursuant to Regulation A under Section 3(b) of the Securities Act of 1933, as amended. There is no minimum aggregate offering amount, and accordingly no escrow condition applies to the holding of subscription funds. A minimum subscription of $5,000 per investor applies solely as an investor qualification threshold. The Company may accept subscriptions and use the proceeds as received. There can be no assurance that sufficient proceeds will be raised to execute the Company’s business plan, and investors may lose their entire investment.

9. You will experience immediate and substantial dilution as a result of this Offering.

You will incur immediate and substantial dilution as a result of this Offering. Purchasers may be diluted by more than 273% of their purchase value depending on how many shares are sold.

10. Shareholder(s) may be diluted significantly because of the issuance of convertible financial instruments through our efforts to obtain financing and satisfy obligations through issuance of additional shares of our common stock.

We have no committed source of financing. Wherever possible, our board of directors will attempt to use non-cash consideration to satisfy obligations or other products. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. Our board of directors has authority, without action or vote of the shareholder(s), to issue all or part of the authorized but unissued shares. In addition, if a trading market develops for our common stock, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to the market. These actions will result in dilution of the ownership interests of existing shareholder(s) may further dilute common stock book value, and that dilution may be material.

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11. The interests of shareholder(s) may be hurt because we can issue shares of our common stock to individuals or entities that support existing management with such issuances serving to enhance existing management’s ability to maintain control of our Company.

Our president and chairman own a significant majority of outstanding shares. In addition, our board of directors has authority, without action or vote of the shareholder(s), to issue all or part of the authorized but unissued common shares. Such issuances may be issued to parties or entities committed to supporting existing management and the interests of existing management which may not be the same as the interests of other shareholder(s). Although transactions, other than those described in this offering circular, are not currently being contemplated or discussed, our ability to issue shares without shareholder approval serves to enhance existing management’s ability to maintain control of our Company or participate in other transactions, including entering into possible business combinations, without the support of other shareholder(s).

12. Our articles of incorporation provide for indemnification of officers and directors at our expense and limit their liability that may result in a major cost to us and hurt the interests of our shareholder(s) because corporate resources may be expended for the benefit of officers and/or directors.

Our Articles and Bylaws of Incorporation provide that the Company indemnify its officers and directors to the fullest extent allowed under the laws of the State of Nevada.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with our activities, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares, if such a market ever develops.

13. Currently, there is an established public market for our securities, although it is likely to be subject to significant price fluctuations.

Prior to the date of this offering circular, our common stock is trading on the “OTCID Basic Market” category.

14. Our common stock may become subject to the penny stock regulations and restrictions pertaining to low priced stocks that will create a lack of liquidity and make trading difficult or impossible.

It is possible that our shares remain a “penny stock” in the future. Rule 3a51-1 of the Exchange Act establishes the definition of a “penny stock,” for purposes relevant to us, as any equity security that has a minimum bid price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions which are not available to us. This classification will severely and adversely affect any market liquidity for our common stock.

15. Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control.

Our articles of incorporation allow us to issue shares of preferred stock without any vote or further action by our stockholders.

Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval. Thus, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

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16. Roger Janssen exercises significant control over the Company through his management roles and controlling shareholding interest, which may create conflicts of interest and limit the ability of minority shareholders to influence corporate matters.

Roger Janssen, the Company’s Chief Executive Officer, President, Secretary, Treasurer and Director, beneficially owns approximately 20.84% of the outstanding common stock and 100% of the Series A Preferred Stock, which entitles the holder to vote 51% of the then issued and outstanding common stock. As a result, Mr. Janssen controls approximately 71.8% of the total voting power of the Company. This concentration of control gives Mr. Janssen the ability to control the outcome of matters requiring shareholder approval, including the election of directors, amendment of the Company’s articles of incorporation and bylaws, and approval of major corporate transactions such as mergers, acquisitions, and sales of substantially all assets. Mr. Janssen’s interests may not always align with the interests of other shareholders, and his controlling position may discourage or prevent a change of control or other transaction that could be beneficial to minority shareholders. In addition, the Series A Preferred Stock’s right to vote 51% of the outstanding common stock means that Mr. Janssen’s control is not proportionate to his common stock ownership, creating a structural disadvantage for holders of common stock.

Individual Name (First, Last) or Entity Name (Include names of control person(s) if a corporate entity)	Position/Company Affiliation (ex: CEO, 5% Control person)	City and State (Include Country if outside U.S.)	Number of Shares Owned (List common, preferred, warrants and options separately)	Class of Shares Owned	Percentage of Class of Shares Owned (undiluted)
Roger Janssen	CEO, CFO, President, Secretary and Director, 5% Control Person	Bellingham, WA	25,087,569(1) 520,022(2) 1,000,000	Common Shares Series A Preferred	20.84% 100%
Nicholas Coriano	Director, VP East Coast Operations	Bridgeport, CT	5,297,904	Common Shares	4.40%
Peter Divone Sr.	Director	Shelton, CT	100,000	Common Shares	>0.1%

1.	Of this amount 85,569 shares are held in a brokerage account for Roger Janssen.
2.	The 520,022 shares are shares convertible from the outstanding principal and accrued interest of the promissory notes held by Roger Jensen

Because of this beneficial stock ownership, they will be in a position to continue to elect our board of directors, decide all matters requiring stockholder approval, including potential mergers or business changes, and determine our policies. The interests of our executive officers and directors may differ from the interests of other shareholder(s) with respect to the issuance of shares, business transactions with or sales to other companies, selection of officers and directors and other business decisions. The other shareholder(s) would have no way of overriding decisions made by our executive officers and directors. This level of control may also have an adverse impact on the market value of our shares because our three executive officers may institute or undertake transactions, policies or programs that may result in losses, may not take any steps to increase our visibility in the financial community and/or may sell sufficient numbers of shares to significantly decrease our price per share.

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17. Our capital structure includes disparate voting rights that concentrate control with the holder of Series A Preferred Stock and may adversely affect the value of your investment.

The Company has a class of Series A Preferred Stock, all 1,000,000 shares of which are held by Roger Janssen, the Company’s Chief Executive Officer. The holders of Series A Preferred Stock have the right to vote 51% of the then issued and outstanding common stock or equivalent equity of the Company. This means that, as of the date of this offering circular, the Series A Preferred Stock controls approximately 51% of the total voting power of the Company’s outstanding shares, and Mr. Janssen’s combined common and preferred holdings give him control of approximately 71.8% of the total voting power. To maintain voting control of the Company, the holder of Series A Preferred Stock must retain at least a majority of the outstanding Series A Preferred shares. Because all Series A Preferred Stock is currently held by Mr. Janssen, he will continue to control the Company as long as he holds the Series A Preferred Stock.

The Company’s certificate of incorporation authorizes the issuance of up to 10,000,000 shares of Series A Preferred Stock, of which only 1,000,000 are currently issued and outstanding. The issuance of additional Series A Preferred shares could further dilute the voting power of common stockholders and entrench existing management. The disparate voting rights of the Series A Preferred Stock may also have anti-takeover effects, as the ability of the Series A holder to control 51% of the vote could discourage, delay, or prevent a change of control or other transaction that common stockholders might consider beneficial, including a merger, acquisition, or sale of the Company. In addition, the existence of the Series A Preferred Stock with such voting rights could make it more difficult for common stockholders to replace management or effect other changes in corporate governance. These factors may adversely affect the trading price of the common stock and could limit the ability of common stockholders to realize a premium on their investment.

18. A significant portion of our presently issued and outstanding common shares are restricted under rule 144 of the Securities Act, as amended. If and when the restriction on any or all of these shares is lifted, and the shares are sold in the open market, the price of our common stock could be adversely affected.

A significant portion of the presently outstanding shares of common stock are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Rule 144 provides in essence that a person who is not an affiliate and has held restricted securities for a prescribed period of at least six months if purchased from a reporting issuer or 12 months (as is the case herein) if purchased from a non-reporting Company, may, under certain conditions, sell all or any of his/her shares without volume limitation, in brokerage transactions. Affiliates, however, may not sell shares in excess of 1% of the Company’s outstanding common stock each three-month period. As a result of revisions to Rule 144 which became effective on February 15, 2008, there is no limit on the amount of restricted securities that may be sold by a non-affiliate (i.e., a stockholder who has not been an officer, director or control person for at least 90 consecutive days) after the restricted securities have been held by the owner for the aforementioned prescribed period of time. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

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Date	Transaction Type	Amount	Class	Value	Discounted to Market	Control Person	Reason	Restricted or Unrestricted	Exempt or Regis
1/29/2024	New Issuance	1,000,000	Common	$0.023	Yes	ARK Capital Inc UBO Aikane Kessler	Shares issued to settle debt	Restricted – Rule 144	Rule 144
02/05/2024	New Issuance	400,000	Common	$0.025	No	Bryan O’Hare	Shares issued for services	Restricted- Rule 144	Rule 144
04/30/2024	New Issuance	1,132,000	Common	$0.50	No	RB Capital Partners Inc./ Deborah Braun managing partner	Debt conversion	Restricted- Rule 144	Rule 144
5/13/2024	New Issuance	60,000	Common	$0.0169	No	Anna Hagen	Loan Bonus	Restricted- Rule 144	Rule 144
05/13/2024	New Issuance	60,000	Common	$0.0169	No	Michael Campion	Loan Bonus	Restricted – Rule 144	Rule 144
06/07/2024	New Issuance	750,000	Common	$0.025	No	Bryan O’Hare	Shares issued for services	Restricted – Rule 144	Rule 144
08/15/2024	New Issuance	80,000	Common	$0.0172	No	Gary Helm and Mary Helm JT	Loan Bonus	Restricted – Rule 144	Rule 144
09/06/2024	New Issuance	250,000	Common	$0.0179	No	Howard Issacs	Shares issued for services	Restricted – Rule 144	Rule 144
09/06/2024	New Issuance	250,000	Common	$0.0179	No	Richard Cavalli	Shares issued for services	Restricted – Rule 144	Rule 144
09/16/2024	New Issuance	250,000	Common	$0.015	No	Sean Taylor	Shares issued for services	Restricted- Rule 144	Rule 144
07/05/2025	New Issuance	803,250	Common	$0.02	No	Alexandre Cross	Notice of Conversion under a convertible note	Restricted- Rule 144	Rule 144
07/15/2025	New Issuance	140,000	Common	$0.0124	No	Gary Helm and Mary Helm	Interest penalty payment	Restricted- Rule 144	Rule 144
07/15/2025	New Issuance	87,500	Common	$0.0124	No	Anna Hagen	Interest penalty payment	Restricted- Rule 144	Rule 144
07/15/2025	New Issuance	87,500	Common	$0.0124	No	Michael Campion	Interest Payment on Loan	Restricted- Rule 144	Rule 144
02/03/2026	New Issuance	50,000	Commons	$0.007	No	Stephen Ameny	Interest Payment	Restricted - Rule 144	Rule 144
04/20/2026	New Issuance	10,000,000	Common	$0.01	No	Trans-Continental Partners – Drew S Phillips	Contracted Agreement	Restricted - Rule 144	Rule 144
Shares Outstanding on Date of This Report: Ending Balance: Date: April 23, 2026 Common: 120,413,565 Preferred: Series A Preferred: 1,000,000

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19. We do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

20. Corporate Governance

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protection against interested director transactions, conflicts of interest and similar matters. The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and NYSE Market and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities that are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than legally required, we have not yet adopted these measures.

We do not currently have independent audit or compensation committees. As a result, our president two other officers have the ability, among other things, to determine their own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest, if any, and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

We intend to comply with all corporate governance measures relating to director independence as and when required. However, we may find it very difficult or be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of Sarbanes-Oxley Act of 2002. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may make it more costly or deter qualified individuals from accepting these roles.

21. Our shares may not remain quoted on the OTCID Basic Marketplace or to be traded electronically which would result in brokerage firms being unwilling to trade them.

If we become unable to have our shares of common stock quoted on the OTCID Basic Market, we will then try, through a broker-dealer and its clearing firm, to become eligible with the Depository Trust Company (“DTC”) to permit our shares to trade electronically. If an issuer is not “DTC-eligible,” then its shares cannot be electronically transferred between brokerage accounts, which, based on the realities of the market as it exists today (especially the OTCID Basic Market), means that shares of a company will not be traded (technically the shares can be traded manually between accounts, but this takes days and is not a realistic option for companies relying on broker dealers for stock transactions - like all companies on the OTCID Basic Market. What this means is that while DTC-eligibility is not a requirement to trade on the OTCID Basic Market, it is a necessity to process trades on the OTCID Basic Market if a company’s stock is going to trade with any volume. There are no assurances that our shares will remain DTC-eligible or if delisted they will ever regain DTC-eligibility or how long it will take.

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For Regulation A Tier 2 issuers, there are ongoing reporting requirements, though they are less burdensome than those for fully reporting companies under the Exchange Act. These requirements include the filing of annual reports (Form 1-K) within 120 calendar days after the end of the issuer’s fiscal year and semiannual reports (Form 1-SA) within 90 calendar days after the end of the first six months of the fiscal year. Additionally, issuers must file current reports (Form 1-U) within four business days of certain material events. If we elect not to register under the Exchange Act and become a fully reporting public company, our Common Stock may not be eligible to trade on a national securities exchange such as the NYSE or NASDAQ.

22. Our financial statements may not be comparable to those of companies that comply with new or revised accounting standards.

Because the JOBS Act has only recently been enacted, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

For all the foregoing reasons and others set forth herein, an investment in the Company’s securities in any market which may develop in the future involves a high degree of risk.

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USE OF PROCEEDS

The Company intends to use the net proceeds from this Offering allocated primarily for debt repayment, professional fees, working capital, and general corporate purposes, with a primary focus on restructuring its balance sheet and stabilizing operations.

(i)	$2,000,000 to repay outstanding indebtedness, including past-due accounts payable and defaulted promissory notes and convertible notes payable to unrelated third parties, including but not limited to: (a) $166,808 due to Michael Campion/Anna Hagen under a convertible promissory note (original principal $150,000, 10% interest per annum, matured May 14, 2026, personally guaranteed by the Company’s President, Roger Janssen); (b) $111,583 due to Gary Helm/Mary Helm under a convertible promissory note (original principal $100,000, 10% interest per annum, interest payments in default); (c) $242,630 due to Alex Cross under a promissory note (original principal $200,000, matured October 2022 and in default); (d) $260,450 due to Dan Tatryn under a promissory note (original principal $125,000, matured December 2016 and in default); (e) $90,070 for a past-due lease obligation to GV Lot 2, LLC; and (f) other accounts payable and accrued liabilities;
(ii)	$2,000,000 for professional fees (legal, accounting, and regulatory compliance);
(iii)	$3,000,000 for working capital and operational expenses; and
(iv)	$3,000,000 for general corporate purposes. The amounts are estimated based on assumed maximum proceeds of $10,000,000, reflecting the high-end of the per share price range, and will be adjusted proportionally if fewer shares are sold or if shares are sold at a lower per share price.

The amounts are estimated based on assumed maximum proceeds of $10,000,000, reflecting the high-end of the per share price range, and will be adjusted proportionally if fewer shares are sold or if shares are sold at a lower per share price.

None of the proceeds from this Offering will be used to compensate or make payments, directly or indirectly, to any officer or director of the Company or any of its subsidiaries.

3DX will not undertake projects requiring cash outlays until and unless revenues or resources are sufficient to cover such outlays.

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THE OFFERING

3DX is offering up to 500,000,000 shares of its common stock for sale at a fixed price of $0.005 per share. There is no minimum number of shares that must be sold by us for the Offering to close, and we will retain the proceeds from the sale of any of the offered shares that are sold. If we only sell a limited number of shares in this Offering, our President will seek to raise funds privately to enable us to implement our business plan. However, his resources are limited and no assurances can be given as to the likelihood of his success in this regard. Therefore, investors in this Offering do incur a risk of losing their entire investment. 3DX is offering up to 500,000,000 shares of its common stock for sale at a fixed price of $0.005 per share, as determined by the Company pursuant to Rule 253 of Regulation A. There is no minimum number of shares that must be sold by us for the Offering to close, and we will retain the proceeds from the sale of any of the offered shares that are sold. If we only sell a limited number of shares in this Offering, our President will seek to raise funds privately to enable us to implement our business plan. However, his resources are limited and no assurances can be given as to the likelihood of his success in this regard. Therefore, investors in this Offering do incur a risk of losing their entire investment.

The Offering is being conducted on a best-efforts basis without any minimum number of shares or amount of proceeds required to be sold. The Company will not initially sell the Shares through commissioned broker-dealers but may do so after the commencement of the Offering. Any such arrangement will add to our expenses in connection with the Offering. If we engage one or more commissioned sales agents or underwriters, we will supplement this Form 1-A to describe the arrangement. No compensation will be paid to any principal, the officers, or any affiliated company or party with respect to the sale of the Shares. This means that no compensation will be paid with respect to the sale of the Shares to our officer or directors of the Company. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they (a) perform substantial duties at the end of the offering for the issuer; (b) are not broker dealers; and (c) do not participate in selling securities more than once every 12 months, except for any of the following activities: (i) preparing written communication, but no oral solicitation; or (ii) responding to inquiries provided that the content is contained in the applicable registration statement; or (iii) performing clerical work in effecting any transaction. Neither the Company, its officers or directors, nor any affiliates conduct any activities that fall outside of Rule 3a4-1 and are, therefore, not brokers nor are they dealers.

Funds tendered by investors will be immediately available to the Company. All subscribers will be instructed by the Company or its agents to transfer funds by wire, credit or debit cards or ACH transfer directly to the escrow account of LII Law, Randall Lanham, Esq. Subscribers have no right to a return of their funds unless the Company rejects a subscription agreement within ten days of tender, in which event investor funds held in the Company account will promptly be refunded to each investor without interest. The Company may terminate the offering at any time for any reason at its sole discretion and may extend the Offering past the Closing Date at the absolute discretion of the Company and in accordance with the rules and provisions of Regulation A of the JOBS Act.

After the Offering Statement has been qualified by the SEC, the Company will accept tenders of funds to purchase the Shares. The Company does not intend to use an escrow agent as this is a “best efforts” offering and funds will be available immediately to the Company for use.

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth, as described in the subscription agreement.

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The Company may engage a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”), to perform the following administrative and technology-related functions in connection with this offering, but not for underwriting or placement agent services:

•	Accept investor data from the Company;

•	Review and process information from potential investors, including but not limited to running reasonable background checks for anti-money laundering (“AML”), IRS tax fraud identification and USA PATRIOT Act purposes, and gather and review responses to customer identification information;

•	Review subscription agreements received from prospective investors to confirm they are complete;

•	Advise the Company as to permitted investment limits for investors pursuant to Regulation A, Tier 2;

•	Contact the Company and/or the Company’s agents, if needed, to gather additional information or clarification from prospective investors;

•	Provide the Company with prompt notice about inconsistent, incorrect or otherwise flagged (e.g. for underage or AML reasons) subscriptions;

•	Serve as registered agent where required for state blue sky requirements,

•	Transmit data to the Company’s transfer agent in the form of book-entry data for maintaining the Company’s responsibilities for managing investors (investor relationship management, aka “IRM”) and record keeping;

•	Keep investor details and data confidential and not disclose to any third party except as required by regulators, by law or in our performance under this Agreement (e.g. as needed for AML); and comply with any required FINRA filings including filings required under Rule 5110 for the offering.

Funds will be deposited in an escrow account of LII Law, PLC managed by Randall Lanham, Esq. and will be made immediately available to the Company. If a subscription is rejected, funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by us of a subscription, confirmation of such acceptance will be sent to the subscriber by the Company. All inquiries regarding this Offering should be made directly to the Company.

This Offering will commence on the qualification of this Offering Circular, as determined by the SEC, and will terminate at the earlier of: (1) the date on which all 500,000,000 Shares have been sold, (2) the date which is one year after this Offering being qualified by the SEC, or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion (the “Termination Date”). Funds received from investors prior to the Termination Date will be held by the Company and may be used immediately in accordance with the Use of Proceeds described herein.

If you decide to subscribe for any Common Stock in this Offering, you must deliver an acceptable form of payment for acceptance or rejection. The minimum investment amount for a single investor is $5,000.00. If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by the Company of a subscription, confirmation of such acceptance will be sent to the investor.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned by the Company to the investor, without interest or deductions.

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Exchange Listing

For purposes of this Offering Circular, “OTCID” refers to the OTC Markets Group OTCID Basic Market.

The purchase of the common stock in this Offering involves a high degree of risk. The common stock offered in this Offering Circular is for investment purposes only, and our common stock is currently quoted on the OTCID. Our common stock may not have a sufficiently liquid market for resale of the shares.

The Company’s shares are currently quoted on the OTCID under the symbol DDDX; however, there is no assurance they will remain quoted there. If an issuer is not “DTC-eligible,” its shares cannot be electronically transferred between brokerage accounts, which may materially impair trading liquidity. While shares may in limited circumstances be transferred manually between accounts, such transfers are time-consuming and may not be practical for market participants.

DTC eligibility is not required to be quoted on the OTCID; however, it is generally necessary for efficient settlement and trading through broker-dealer systems. There can be no assurance that our shares will become DTC-eligible or, if achieved, how long such eligibility would take.

Pricing of the Offering

Prior to the Offering, the Shares are trading on OTCID. The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price has yet to reflect the real relationship to our assets, book value, historical earnings or net worth. In determining the offering price, management considered such factors as the prospects, if any, for similar companies, anticipated results of operations, present financial resources and the likelihood of acceptance of this Offering. No valuation or appraisal has been prepared for our business. We cannot assure you that a public market for our securities will develop or continue or that the securities will ever trade at a price higher than the offering price.

Investment Limitations

As set forth in Title IV of the JOBS Act, there are no limits on the amount an investor may purchase if, following the Offering, our Common Stock is listed on a national securities exchange, such as the New York Stock Exchange or Nasdaq Stock Market. The following investment limitations apply because our Common Stock is quoted on the OTC Markets Group, Basic Market (OTCID) rather than listed on a national securities exchange.

Generally, in the case of trading on the over-the-counter markets, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see under How to calculate your net worth elsewhere in this offering circular). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

•	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below under How to calculate your net worth);

•	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

•	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $3,600,000;

•	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

•	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

•	You are a trust with total assets in excess of $3,600,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Shares; or

•	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $3,600,000.

Offering Period and Expiration Date

This Offering will start on or after the date that the Offering is qualified by the SEC and will terminate at the earlier of: (1) the date at which 500,000,000 Shares have been sold, (2) the date which is one year after this Offering being qualified by the SEC, or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion.

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Procedures for Subscribing

The minimum investment amount for a single investor is $5,000.00.

A copy of this Offering Circular including any updates as well as subscription agreements and related instructions can be found and downloaded from our website, at https://www.3dxindustries.com.

U.S. investors who participate in this Offering, including through selected dealers, will be required to deposit their funds in an escrow account held by Randall J. Lanham, Esq, of LII Law, PLC

Non-U.S. investors may participate in this Offering by depositing their funds in the escrow account held Randall J. Lanham, Esq. of LII Law, PLC

All funds deposited in the escrow account will be available to the Company immediately.

Right to Reject Subscriptions.

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions.

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, if our common stock will not be listed on a national securities exchange, non-accredited investors are subject to investment limitations. A non-accredited, non-natural person (such as a corporation or other entity) may not invest more than 10% of the greater of its revenue or net assets, as of its most recent fiscal year end. A non-accredited natural person may not invest more than 10% of the greater of such investor’s annual income or net worth, as determined in accordance with Regulation A.

How to Calculate Net Worth:

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

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In order to purchase the Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

Share issuances

At January 31, 2026 we had 71 common shareholders.

The Company has a total of 750,000,000 shares authorized, $0.001 par value.

There are a total of 110,363,565 and 109,245,315 shares issued and outstanding, as of October 31, 2025, and October 31, 2024, respectively. And 120,413,565 shares issued and outstanding as of April 23, 2026.

In the event that individual shareholder(s) are offered shares in non-public offerings, all of these stockholders will have an opportunity to ask questions of and receive answers from our executive officers and will be provided with access to our documents and records in order to verify the information provided. Each of these shareholder(s) who was not an accredited investor will be required to represent that he/she had such knowledge and experience in financial and business matters that he/she are capable of evaluating the merits and risks of the investment, and we would need to determine grounds to reasonably believe immediately prior to making any sale that such purchaser comes within this description. Transactions will be negotiated in face-to-face or telephone discussions between our executives and the individual purchasers, each of whom are required to indicate that they meet the standards for participation in a non-public offering under Section 4(2) of the Securities Act of 1933, as amended. 3DX has made a determination that such investors are “sophisticated investors” meaning that each is an investor who has sufficient knowledge and experience with investing that he/she is able to evaluate the merits of an investment. Because of sophistication of each investor as well as, education, business acumen, financial resources and position, each such investor would have an equal or superior bargaining position in its dealings with 3DX. In addition to providing proof that each shareholder paid for their shares as indicated in their respective investment letters, signed investment letters also verify that each shareholder was told prior to and at the time of his or her investment, that he/she would be required to act independently with regard to the disposition of shares owned by them and each shareholder agreed to act independently. Each investor is required to sign the same form of Investment Letter. The securities in such transactions will bear a restrictive legend and stop transfer instructions will be noted on our stock transfer records. The above-referenced shares are being offered and sold pursuant to Regulation A under the Securities Act of 1933, as amended. Any sales of securities purporting to rely on Section 4(2) of the Securities Act would be separate from, and not part of, this Regulation A offering. No securities are being offered or sold under Section 4(2) in connection with this Offering Circular.

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DILUTION

“Dilution” represents the difference between the offering price per share and the net tangible book value per share immediately after the completion of this Offering. Net tangible book value per share is determined by dividing (i) the Company’s net tangible book value (total assets less total liabilities) after giving effect to the Offering, by (ii) the total number of shares of common stock outstanding immediately after the Offering.

As of January 31, 2026, the Company’s net tangible book value was approximately $(0.037) per share. Because this amount is negative, purchasers in this Offering will experience immediate and substantial dilution in net tangible book value per share upon completion of the Offering.

The following table illustrates the dilution to purchasers assuming the sale of 250,000,000 and 500,000,000 shares of common stock at an assumed offering price of $0.005 per share:

	Assuming the sale of offered shares:
	250,000,000 Shares	500,000,000 Shares
Offering Price	$0.005	$0.005
Shares Outstanding (Post)	370,413,565	620,413,565
Book Value Per Share (Pre)	$(0.037)	$(0.037)
Book Value Per Share (Post)	$(0.00866)	$(0.00315)
Net Increase to Equity (from offering)	$1,250,000	$2,500,000
Dilution to New Investors	273.2%	163.0%

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DIVIDEND POLICY

We have never paid cash or any other form of dividend on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. Moreover, any future credit facilities might contain restrictions on our ability to declare and pay dividends on our common stock. We plan to retain all earnings, if any, for the foreseeable future for use in the operation of our business and to fund the pursuit of future growth. Future dividends, if any, will depend on, among other things, our results of operations, capital requirements and on such other factors as our board of directors, in its discretion, may consider relevant.

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MARKET FOR OUR SECURITIES

There is currently a limited public market for our common stock, as our shares are quoted on the OTCID Basic Market operated by OTC Markets Group under the symbol DDDX. However, an active or established public market for our common stock may never develop or be sustained.

Following the qualification of our Regulation A offering, our common stock is expected to continue to be quoted on the OTCID Basic Market on the same basis as it is currently quoted. There can be no assurance that an active trading market for our shares will develop or be maintained, or as to the prices at which our common stock may trade or the extent to which investor interest in us will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

There can be no assurance that our common stock will continue to be quoted on the OTCID Basic Market or any other trading market. The market for our common stock is thinly traded, and there can be no assurance that an orderly or liquid market will develop.

Our common stock is currently eligible for electronic transfer through the Depository Trust Company (“DTC”), which facilitates the clearance and settlement of trades through broker-dealer systems. However, there can be no assurance that we will continue to maintain DTC eligibility. If our common stock were to become ineligible for DTC services, trading in our shares could be adversely affected, and investors may experience delays in the transfer and settlement of transactions.

In addition, our common stock is unlikely to be followed by securities analysts, and there may be a limited number of market makers for our common stock. These factors could adversely affect the liquidity and trading price of our common stock. Until an orderly market develops, if ever, the price of our common stock may be highly volatile.

Because our common stock may trade at a price below $5.00 per share, it may be subject to the “penny stock” rules under the Securities Exchange Act of 1934. These rules impose additional sales practice requirements on broker-dealers who sell such securities, including the requirement to make a suitability determination for the purchaser and to receive the purchaser’s written consent prior to a transaction. As a result, broker-dealers may be less willing to engage in transactions involving our common stock, which could adversely affect the liquidity and market price of our securities.

In addition, the penny stock rules require broker-dealers to provide customers with written disclosures regarding the risks of investing in penny stocks, the compensation to be received by the broker-dealer and its registered representatives, and current quotations for the securities. These requirements may reduce the level of trading activity in the secondary market for our common stock.

All of the currently outstanding shares of our common stock are “restricted securities” as defined under Rule 144 under the Securities Act and may not be sold unless registered under the Securities Act or an exemption from registration is available. In general, under Rule 144, a holder of restricted securities who is not an affiliate may resell such securities after holding them for at least six months, provided that we are subject to the reporting requirements of the Exchange Act and have been current in our filings for at least 90 days. If we are not subject to such reporting requirements, the holding period is one year.

Affiliates are subject to additional limitations under Rule 144, including restrictions on the amount of securities that may be sold during any three-month period and requirements relating to the manner of sale and notice filings with the SEC.

The existence of these restrictions may limit the ability of shareholders to sell their shares and may adversely affect the market price of our common stock.

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In addition, our common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for our common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly. Prices for our common stock will be determined in the market and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to in Risk Factors, investor perception of MDD and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

The trading of our securities, if any, will be in the over-the-counter market, and our shares are currently quoted on the OTCID Basic Market operated by OTC Markets Group under the symbol DDDX. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of our securities.

Because of the possible future low price of the securities being registered, many brokerage firms may not be willing to effect transactions in these securities. Purchasers of our securities should be aware that any market that develops in our stock may become subject to the penny stock restrictions in the future.

Rule 3a51-1 of the Exchange Act establishes the definition of a “penny stock,” for purposes relevant to us, as any equity security that has a minimum bid price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions which are not available to us. It is possible that our shares may be considered to be penny stocks in the future notwithstanding the initial offering price. This classification severely and adversely affects any market liquidity for our common stock.

For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person’s account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth:

•	the basis on which the broker or dealer made the suitability determination, and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Additionally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of shareholder(s) to sell their shares in any secondary market and have the effect of reducing the level of trading activity in any secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if and when our securities become publicly traded. In addition, the liquidity for our securities may decrease, with a corresponding decrease in the price of our securities.

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There is no 3DX common equity subject to outstanding options or warrants to purchase, other than shares that may be issued under debt settlement agreements, notices of conversion, consulting agreements, or as financing costs. In general, under Rule 144, a holder of restricted common shares who is an affiliate at the time of the sale or any time during the three months preceding the sale can resell shares, subject to the restrictions described below.

The number of shares sold by such person within any three-month period cannot exceed the greater of:

•	1% of the total number of our common shares then outstanding; or

•	The average weekly trading volume of our common shares during the four calendar weeks preceding the date on which notice on Form 144 with respect to the sale is filed with the SEC (or, if Form 144 is not required to be filed, the four calendar weeks preceding the date the selling broker receives the sell order) This condition is not currently available to the Company because its securities do not trade on a recognized exchange.

Conditions relating to the manner of sale, notice requirements (filing of Form 144 with the SEC) and the availability of public information about us must also be satisfied.

All of the presently outstanding shares of our common stock are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available.

At the present time, the currently outstanding shares of our common stock may be sold subject to the rules and limitations of Rule 144 one year from the date of issuance provided that we are current in all of our Reporting Requirements, if any, at that date.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Note Regarding Forward-Looking Statements

Certain matters discussed herein are forward-looking statements. Such forward-looking statements contained in this Regulation A Offering Circular involve risks and uncertainties, including statements as to:

•	Our ability to operate our facilities profitably,

•	our ability to comply and to remain in compliance with State and Federal Regulations,

•	our ability to meet our rent and debt obligations,

•	our business prospects,

•	our contractual arrangements and relationships with third parties,

•	the dependence of our future success on the general economy and its impact on the industries in which we may be involved,

•	the adequacy of our cash resources and working capital, and

•	other factors identified in our filings with the SEC, press releases, if any and other public communications.

These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholder(s), potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this offering circular and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The following discussion and analysis provides information which management believes to be relevant to an assessment and understanding of the Company’s results of operations and financial condition. This discussion should be read together with the Company’s financial statements and the notes to financial statements, which are included in this offering circular.

This management’s discussion and analysis or plan of operation should be read in conjunction with the financial statements and notes thereto of the Company included elsewhere in this offering circular. Because of its nature of a development stage company, the reported results will not necessarily reflect the future.

Operations

3DX Industries is an advanced manufacturing company providing subtractive manufacturing and additive manufacturing services. Current capabilities include CNC machining, photopolymer resin printing, FDM printing, and metal binder jet additive manufacturing.

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The company’s current primary revenue source is subtractive manufacturing / CNC machining. Resin printing jobs are active and continue to support customer work. Metal binder jet printing remains a core strategic capability of the company, but it is not currently generating revenue.

FDM printing is maintained as a support capability for engineering, prototype, fixture, and specialty manufacturing work.

The company currently operates with a limited staff. Current production staff includes two production people / machinists. The company also has limited administrative and accounting support. Management remains heavily involved in daily operations, customer communication, financing activity, material sourcing, and production oversight.

Revenue has been limited primarily by the following factors:

1.	Limited funds to hire additional production and administrative personnel.
2.	Limited funds to finance materials, consumables, and operating inputs required to increase throughput.
3.	Limited management time available for business development and deal-making because management is required to remain directly involved in daily operations and cash-flow management.

The company relocated in 2026 from its prior approximately 8,500 square foot facility to its current approximately 5,500 square foot facility at 2693 Delta Ring Road, Unit #2, Ferndale, Washington. The relocation reduced the company’s operating footprint and required consolidation of equipment, support systems, and manufacturing workflows.

The current facility consists of two 2,750 sq ft bays and the company intends to separate subtractive manufacturing and additive manufacturing operations within the facility to the extent practical.

The facility transition has temporarily affected workflow, equipment organization, and operating efficiency. The company is continuing to consolidate equipment and organize the current facility around active revenue-producing operations and strategic additive manufacturing capability.

The company’s primary constraint is working capital. Limited cash restricts the company’s ability to purchase materials, maintain consumables, pay vendors on a timely basis, hire personnel, and fully utilize its existing equipment base. Current operating cash flow is not sufficient to satisfy existing monthly obligations, past-due liabilities, and debt maturities.

Additional financing is intended to provide working capital to stabilize operations, address past- due obligations, hire additional personnel, purchase materials and consumables, improve throughput, support sales and investor awareness efforts, and increase utilization of existing manufacturing equipment.

3DX uses a binder jet additive manufacturing system for 3D Metal printing photopolymer/resin printing, and FDM printing for polymer-based parts. The 3D Metal printing process materializes an object—or mold for an object—layer by layer out of powdered material, a chemical binder and a digital file. The process of metal printing allows for the creation, or materialization of Complex internal geometries, undercuts, angled passages and multi-piece assemblies with accuracy and less waste/environmental impact. The 3D Printing Process is highly accurate and capable of printing complex geometric parts.

3DX also has a fully operational CNC machine shop in house consisting of various CNC machining centers including four fanuc robo-drills and numerous additional support equipment. Having a precision machining center under the same roof as our additive manufacturing systems allows for the complete one stop shop advantage we offer to our customers. 3DX will continually seek to expand the range of size and geometric complexity of the parts we can make using these processes The Company will continue to expand the variety of materials we are able to support and to identify additional manufacturing processes to which we can apply using the latest technology in order to better serve our client base.

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We have the ability to serve product developers worldwide who bring new ideas to market in the form of products, industrial and consumer, containing one or more custom parts and components. Many of these product developers use 3D CAD software to create digital models representing their custom part designs that are then used to create physical parts for prototyping, functional testing, market evaluation and/or production. Custom prototype parts play a critical role in the product development process, as they provide product developers with the ability to confirm their intended performance requirements and explore design alternatives.

Additive manufacturing processes such as 3D Metal Printing, photopolymer/resin printing, and FDM printing can be used to quickly and efficiently produce a physical representation of a part or product. As technology in this area continues to evolve these parts are becoming more accurate and are able to meet the product developers’ requirements for dimensional accuracy, cosmetics and material properties. There are instances where the use of more traditional manufacturing processes is required such as CNC Precision machining, in order to finalize the proto-type or production part. As a supplement to additive manufacturing, our CNC machining facility can be used to produce extreme precision, high-quality custom parts.

The ability to meet our clients? needs in both additive manufacturing and traditional precision machining provides 3DX Industries with a competitive advantage in the manufacturing market. Offering all processes in-house allows for significant time and cost savings for our clients and supports seamless integration into the additive manufacturing sector. 3DX provides services including 3D metal printing, photopolymer/resin printing, FDM printing, precision tooling, rapid prototyping, CNC milling, and injection mold tooling.

Market

The U.S. additive manufacturing and precision manufacturing market is projected to grow at a 15.1% CAGR through 2030 (Fortune Business Insights 2024), significantly outpacing the broader industrial machinery sector’s average growth rate. This accelerated growth is fueled by increasing adoption across aerospace and defense—sectors where 3DX’s leadership holds direct experience with Boeing, Raytheon, and Airbus—as well as rising demand for on-demand, low-volume, high-complexity components. The aerospace manufacturing market alone is projected to reach $391 billion by 2028 (IBISWorld 2024), with additive manufacturing playing an increasingly critical role in supply chain resilience and lightweight component production. Additionally, the growing emphasis on reshoring manufacturing capabilities and the need for rapid prototyping solutions continue to drive investment in advanced manufacturing technologies, positioning 3DX to capitalize on these converging market trends.

Revenue Table

Revenue Type	Description	Current Status	Notes
CNC machining / subtractive manufacturing	Customer manufacturing parts, machining, and related production work	Active	Current primary revenue source
Resin printing	Nexa 400 / photopolymer production	Active	Supports customer jobs; subject to material and consumable availability
Metal binder jet printing	M-Flex metal additive manufacturing, including related depowdering, curing, and sintering workflow	Strategic / core capability; no current revenue	Important company differentiator, but not currently generating revenue due to financial constraints
FDM printing	AON3D engineering-material printing	Support capability	Useful for prototypes, fixtures, engineering materials, and support work
Other manufacturing support	Finishing, assembly, repair, project support, and related services	As available	Performed when tied to customer jobs or internal production needs

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Liquidity

3DX has no committed sources of funds and is totally dependent on funds obtained from shareholder(s) and funds obtained from this Regulation A offering. As of the most recent period, the Company had cash on hand of approximately $8,640, which is not sufficient to sustain operations. 3DX will be able to continue operations for the next year with limited funds, if necessary, because directors will assist in work efforts. However, no assurances can be given as to how much longer operations can continue thereafter if funds are not raised.

If 3DX is unsuccessful in its efforts to raise funds and revenue, it will have no ability to complete its business plan. No assurances can be given as to the likely success of those efforts if they become necessary or the terms that get arranged if the efforts succeed.

The company currently has minimal cash on hand. Cash availability fluctuates based on customer receipts, deposits, and short-term financing efforts.

Approximate accounts receivable is $27,000.

Approximate accounts payable is $1,140,532.00.

Payroll owed or deferred is approximately $3,459.66.

The amount of past-due taxes is approximately $582,000.

The company has significant accounts payable and past-due obligations, including vendor obligations, former lease obligations, debt obligations, and other operating liabilities. Current accounts receivable and operating cash flow are not sufficient, by themselves, to satisfy past-due obligations, current operating needs, and major debt obligations. The company has certain debt obligations that are in default or past due, including convertible notes and lease obligations. The company does not currently generate sufficient operating cash flow to satisfy major debt obligations from operations alone.

The company’s plan to remedy the liquidity deficiency is to complete the pending capital raise and use proceeds to address debt and past-due obligations, provide working capital, hire additional production and administrative personnel, purchase materials and consumables, and increase utilization of existing manufacturing equipment.

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Debt Default Table

Creditor	Original Amount	Current Amount	Interest	Maturity	Default Status	Security / Guarantee	Proposed Treatment
Michael Campion / Anna Hagen	$150,000	$166,808	$66,808	May 14, 2026	In default	Personal guarantee Roger Janssen	Repay principal, settle on interest
Gary Helm / Mary Helm	$100,000	$111,583	$11,583	August 15, 2026	Loan Current – interest pymnts in default	Personal guarantee Roger Janssen	Repay principal, settle on interest
GV Lot 2, LLC	$89,741	$90,070	$0.00	Past due lease obligation	Past due	N/A	Pay or negotiate repayment from financing proceeds
Alex Cross	$200,000	$242,630	$42,630	Oct 28, 20222	In default	N/A	Repay portion of Principal, settle on interest and balance via share conversion
Alex Cross	$15,000	$18,811	$3,811	April 30, 2023	In default		Repay Principal, settle on interest
Dan Tatryn	$125,000	$260,450	$135,450	Dec 31, 2016	In default	N/A	Repay portion of Principal, settle on interest and balance via share conversion
Anthony Bredberg	$50,000	$54,756	$12,256	May 31, 2021	In default	Robo-drill#T14iA	Repay principal, settle on interest
James Buyers	$15,000	$16,500	$1,500	March 31, 2023	In default	N/A	Repay Principal, settle on interest
John Buyers	$50,000	$64,022	$14,022	May 31, 2021	In default	Robo-drill#T14iB	Repay Principal, settle on interest
Roger Janssen	$500,000	$255,160	$5,160	Dec. 15, 2018	In default	N/A	Settlement on Principal & Interest via Share conversion
Roger Janssen	$0.00	$964,000	$0.00	N/A	Due	N/A	Debt Settlement
Lanham & Lanham – Randall Lanham Principal	$50,000	$78,627	$28,627	Variable – March 1, 2029 – June 1, 2019	In default	N/A	Repay portion of Principal, settle on interest and balance via share conversion
Santeo Financial Corporation – Ron Ruskowsky Principal	$141,000	$141,000	$0.00	N/A	Due	N/A	Repay portion of Principal, settle and balance via share conversion
Santeo Financial Corporation – Ron Ruskowsky Principal	$0.00	$626,432	$0.00	N/A	Due	N/A	Repay portion of Principal, settle and balance via share conversion
Payroll Liabilities	0.00	$582,876	N/A	N/A	Due	N/A	Repayment
Puget Sound Energy	$11,783	$11,783	$0	N/A	Due	N/A	Repayment

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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Critical Accounting Policies

The preparation of financial statements and related notes requires us to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. There are no critical policies or decisions that rely on judgments that are based on assumptions about matters that are highly uncertain at the time the estimate is made. Note 2 to the financial statements, included in the offering circular, includes a summary of the significant accounting policies and methods used in the preparation of our financial statements.

Seasonality

3DX’s business is not materially affected by seasonality. The Company’s diversified customer base in the medical and industrial sectors supports relatively consistent demand throughout the year. The Company may experience modestly lower order volumes during the year-end holiday period (November–December) when purchasing activity tends to slow.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a) (4) (ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We do not have any variable interest entities, special purpose entities, or unconsolidated subsidiaries. We also have no other material commitments, other than the ordinary course costs of operating our business and the costs of being a public company, which may increase our operating costs or cash requirements in the future.

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Results of Operations for the Interim Period Ended April 30, 2026 — covering the six-month unaudited period

The following discussion should be read in conjunction with the Company's unaudited condensed financial statements and related notes for the six months ended April 30, 2026 and 2025 included elsewhere in this Offering Circular.

Results of Operations

Six Months Ended April 30, 2026 Compared to Six Months Ended April 30, 2025.

Revenue for the six months ended April 30, 2026 was $125,190 compared to $131,116 for the six months ended April 30, 2025, representing a decrease of $5,926, or approximately 4.5%. Revenue is generated primarily from contract manufacturing services, including additive manufacturing and precision machining performed for customers.

Operating expenses for the six months ended April 30, 2026 were $330,467 compared to $311,420 for the comparable period in 2025, an increase of $19,047. The increase was primarily attributable to higher general and administrative expenses, partially offset by lower depreciation expense.

Operating loss for the six months ended April 30, 2026 was $205,277 compared to an operating loss of $180,304 for the same period in 2025.

Other expense, net, totaled $27,996 for the six months ended April 30, 2026 compared to $33,725 for the corresponding period in 2025. During the 2026 period, the Company recognized a gain on disposal of fixed assets of $5,973. Interest expense remained consistent with the comparable prior-year period.

Net loss for the six months ended April 30, 2026 was $233,273 compared to a net loss of $214,029 for the six months ended April 30, 2025.

Liquidity and Capital Resources

As of April 30, 2026, the Company had cash and cash equivalents of $76, accounts receivable of $27,310, total current assets of $27,386, and total current liabilities of $4,144,686. The Company had a working capital deficit of approximately $4.12 million and an accumulated deficit of approximately $23.8 million.

Net cash used in operating activities during the six months ended April 30, 2026 was $29,564 compared to net cash used in operating activities of $14,109 during the comparable period in 2025. Net cash provided by investing activities totaled $21,000, consisting of proceeds from the sale of equipment. The Company had no cash provided by financing activities during the six-month period ended April 30, 2026.

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Management believes that the Company will require additional capital to fund operations, satisfy existing obligations, purchase materials and consumables, maintain equipment, and support future business operations. The Company intends to seek additional financing through this offering and other available financing sources. There can be no assurance that additional financing will be available on acceptable terms or at all.

Relocation and Lease Commitment

During the six-month period ended April 30, 2026, the Company relocated its operations to a new manufacturing facility in Ferndale, Washington, and entered into an associated operating lease agreement.

As of April 30, 2026, the Company had approximately $0.2 million in right-of-use assets and related lease liabilities. Management believes the current facility is adequate to support the Company's present level of operations.

Going Concern

The accompanying unaudited condensed financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has incurred recurring losses from operations, has an accumulated deficit of approximately $23.8 million, and had a significant working capital deficit as of April 30, 2026. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans to address these conditions include obtaining additional debt and/or equity financing, increasing customer manufacturing revenue, improving equipment utilization, and continuing to manage operating costs. There can be no assurance that these plans will be successful.

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BUSINESS

3DX Industries, Inc. (3DX) was incorporated in the State of Nevada on October 23, 2008. The Company’s principal activity is manufacturing, and its head office is located near Ferndale, Washington, USA. 3DX manufactures consumer and corporate products using additive manufacturing processes, including 3D metal printing, photopolymer/resin printing, and FDM printing technologies, as well as conventional precision manufacturing processes.

The Company utilizes a binder jet additive manufacturing system as its metal printing technology that materializes objects layer by layer from powdered material and a digital file, enabling the creation of complex internal geometries, undercuts, and multi-piece assemblies with high accuracy and reduced waste. With a fully operational CNC machine shop housed alongside its additive manufacturing systems, 3DX provides a one-stop shop advantage, delivering significant time and cost savings to clients while minimizing inefficiencies associated with fragmented supply chains.

3DX serves a global customer base, providing manufacturing solutions for companies developing new products as well as for those requiring replacement or custom components for existing products. The Company produces both prototype and production-grade parts, supporting design validation, performance testing, and efficient production, while also delivering high-quality replacement and specialized components for established products. As demand for domestic advanced manufacturing solutions continues to grow—driven by reshoring initiatives and the rapid adoption of additive technologies—3DX is well-positioned to expand market share and establish itself as a leader in next-generation precision manufacturing.

General Development During the Past Three Years

2023:

The company continued developing its additive manufacturing and printing capabilities while also performing subtractive manufacturing work for customers.

2024:

The company continued developing its printing business and additive manufacturing capabilities while maintaining subtractive manufacturing as an active revenue source.

2025:

The company continued developing the printing business while performing subtractive manufacturing work. The company also experienced working capital constraints that limited its ability to scale production, hire additional personnel, and fully utilize its equipment base.

2026:

The company relocated to a new facility at 2693 Delta Ring Road, Unit #2, Ferndale, Washington. The company continues to develop its additive manufacturing capabilities while operating subtractive manufacturing as its primary current revenue source. The relocation required the company to consolidate equipment and reorganize operations within a smaller facility footprint.

Principal Markets and Customer Types

The company serves or targets the following markets and customer types:

•	Industrial manufacturers
•	Product developers
•	Replacement parts customers
•	Prototype and low-volume production customers
•	Medical / dental model-related customers

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•	Defense and government opportunity pipeline
•	Robotics and automation-related opportunities
•	Motorcycle / performance parts applications
•	Tooling and fixture work
•	Other specialty manufacturing customers

Current revenue is approximately $250,000 annually and is derived primarily from customer manufacturing work. Management believes the Company’s existing manufacturing assets and available production capacity could support substantially higher revenue levels if sufficient working capital is obtained to support staffing, materials, equipment utilization, sales activities, and operational expansion. Actual future revenue will depend on a variety of factors, including capital availability, customer demand, market conditions, and the Company’s ability to execute its business plan.

Method of Distribution / 3DX primarily obtains customer work through:

•	Repeat customers
•	RFQs
•	Referrals
•	Website and inbound inquiries
•	Direct outreach
•	Personal and industry relationships
•	Government bid sites
•	Strategic partnerships
•	Public company awareness and investor visibility efforts
•	Other business development channels

The company sells custom manufacturing services, physical manufactured parts, and prototype /short-run production services. The company’s work is generally custom or project-based rather than mass-produced standardized product sales.

Factors Likely to Affect Future Financial Performance

Management believes the following factors are reasonably likely to materially affect future financial performance:

•	Availability of working capital
•	Ability to hire additional production staff
•	Ability to hire administrative / operations support
•	Ability to restart and scale binder jet production
•	Investor awareness and public company visibility• Public company financing
•	Equipment uptime and maintenance
•	Facility organization and efficiency following the move
•	Material availability
•	Vendor terms and supplier credit
•	Customer demand for advanced manufacturing services
•	Adoption of additive manufacturing in industrial markets

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The company’s ability to increase revenue depends heavily on obtaining sufficient capital to support staffing, materials, consumables, vendor payments, sales activity, and improved utilization of existing equipment.

Utilization Plan of Raised Funds for 3DX’s Offerings

The Company intends to use the net proceeds from this Offering for (i) covering professional fees associated with legal, accounting, and regulatory compliance, and (ii) working capital and general corporate purposes, with a focus on strengthening the balance sheet and stabilizing operations. Specifically, the Company plans to allocate proceeds to fund immediate working capital needs, including replenishment of raw materials inventory for 3D metal printing, photopolymer/resin printing, FDM printing, and CNC machining operations, payment of overdue facility lease obligations, and funding for critical operating expenses.

These allocations are intended to restore financial stability, retain key assets, re-establish creditworthiness with vendors, and provide a platform for pursuing the Company’s long-term growth strategy in the additive manufacturing sector.

Future Growth and Strategic Vision

3DX provides contract manufacturing services to customers utilizing the Company’s additive manufacturing and precision machining capabilities. The Company does not manufacture or distribute proprietary products and instead generates revenue through custom manufacturing work performed for third-party customers.

The Company produces prototypes, replacement components, tooling, fixtures, and production parts based on customer specifications. Customer engagements are generally project-based and may range from single-part prototype work to recurring production orders.

Management believes future growth will depend primarily on obtaining sufficient working capital to support additional personnel, materials, equipment utilization, business development activities, and operational expansion. The Company intends to pursue manufacturing opportunities across multiple industries that utilize custom manufacturing services, including industrial manufacturing, product development, robotics and automation, medical-related applications, energy-related applications, defense-related opportunities, consumer products, and other specialty manufacturing projects.

Management believes the Company’s combination of additive manufacturing technologies and in-house CNC machining capabilities allows it to provide customers with a single-source manufacturing solution for both prototype and production requirements. The Company intends to continue developing customer relationships and pursuing new business opportunities that align with its manufacturing capabilities.

Competition

3DX operates in a competitive additive manufacturing market, which includes providers of binder jet, photopolymer/resin, and FDM 3D printing technologies, as well as regional and national precision manufacturing service providers. Many competitors are larger, better-capitalized, and possess extensive facilities, certifications, and established customer relationships.

3DX differentiates itself through its integrated additive and precision machining capabilities, flexible production processes, and ability to serve a diverse customer base with both prototyping and production-grade parts, including replacement and custom components. This combination of capabilities, operational agility, and in-house manufacturing infrastructure positions 3DX to compete effectively and capitalize on the growing demand for advanced manufacturing solutions.

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Employees

3DX currently employs two full-time employees and one part-time employee. Roger Janssen, the Company’s President and CEO, devotes 100% of his time to 3DX. Nicholas Coriano dedicates approximately 25% of his time, and Peter Divone Sr. approximately 5%.

The Company is in need of additional employees and qualified staff to support growth and expand operations. However, hiring is currently limited by available financial resources. Expansion of the workforce is contingent upon the completion of this Offering and access to sufficient funds to support new hires and operational growth.

Facilities

The Company operates from a leased facility located at 2693 Delta Ring Road, Units #1 and #2, Ferndale, Washington 98248. The facility consists of approximately 5,500 square feet.

Unit #2 functions as the primary office and administrative area and also supports CNC/subtractive manufacturing operations, including related production workflows, equipment, and supporting functions. Unit #1 is used primarily for additive manufacturing operations, including resin printing, FDM printing, and binder jet metal printing, as well as related post-processing activities

On March 17, 2026, the Company entered into a five-year lease for the facility. The Company initially occupied only Unit #2 for approximately the first two months of occupancy, with full use of both units commencing thereafter.

Prior Facility

Prior to its current facility, the Company operated from approximately 8,500 square feet at 6920 Salashan Parkway, Suite D-101, Ferndale, Washington 98248. In 2026, the Company relocated to its current facility located at 2693 Delta Ring Road, Units #1 & #2, Ferndale, Washington.

The current facility consists of approximately 5,500 square feet, representing a reduction in total operating space compared to the prior facility. The relocation required the consolidation of equipment, reorganization of production workflows, and prioritization of active manufacturing assets.

The transition temporarily affected workflow organization, equipment layout, storage capacity, and operational efficiency during the relocation period.

Facility Suitability and Adequacy

The Company currently operates from its facility located at 2693 Delta Ring Road, Units #1 and #2, Ferndale, Washington. Management believes the facility is adequate for the Company’s current operations and supports its additive manufacturing, precision machining, post-processing, inspection, and shipping and receiving activities.

Following the Company’s relocation in 2026, equipment and operations were consolidated within the new facility. Management continues to optimize equipment layout, workflow, storage, and production processes to improve operational efficiency and equipment utilization.

As the Company’s business grows, additional space may be required to support increased production activity, personnel, equipment, material storage, administrative functions, and related operational requirements. At present, management believes the existing facility is sufficient to support current operations.

Litigation

3DX is not party to any pending, or to our knowledge, threatened litigation of any type.

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DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our management consists of:

Name	Age	Title
Roger Janssen	63	CEO, CFO, President, Secretary and Director

Nicholas Coriano	43	Director, VP East Coast Operations

Peter Divone Sr.	68	Director

Roger Janssen has been an officer and director of the company since 2012. He is a full-time employee working approximately 70 hours per week. During the past five years, Mr. Janssen has been primarily engaged in the manufacturing industry through his role with 3DX Industries. Roger Janssen has served as President and Chief Executive Officer of 3DX Industries his responsibilities have included management of company operations, customer relationships, manufacturing strategy, additive and subtractive manufacturing activities, financing efforts, vendor relationships, and public company matters. Mr. Janssen has direct manufacturing and mechanical experience and remains actively involved in the company’s day-to-day operations.

Nicholas Coriano has been a Director of the Company and Vice President of East Coast Operations since 2021. He is a part-time employee who works approximately 3 to 4 hours per week. During the past five years, Mr. Coriano has been involved in public outreach, finance-related activities, business development support, public relations, and strategic relationship support. His role with 3DX is part-time and primarily focused on outreach, public relations, and strategic support.

Peter Divone Sr. has served as a director of 3DX Industries since approximately 2022. During the past five years, Mr. Divone has been involved in personal care product development and related business activities. His role with 3DX is part-time and primarily involves board-level decision support and strategic input.

Possible Potential Conflicts

Our common stock is quoted on the OTCID Basic Market operated by OTC Markets Group. The OTCID Basic Market does not impose director independence requirements. The Company’s President and Chief Executive Officer is engaged pursuant to an employment agreement, and the Company’s other executive officers provide services pursuant to executive compensation agreements. None of the executive officers are required to devote their full-time services to the Company.

Accordingly, certain conflicts of interest may arise between the Company and its officers and directors, as they may in the future engage in other business activities to which they devote time and attention. Any such conflicts will be addressed in accordance with the officers’ and directors’ fiduciary duties to the Company.

Code of Business Conduct and Ethics

We adopted a Code of Ethics and Business Conduct which is applicable to our future employees and which also includes a Code of Ethics for our chief executive and principal financial officers and any persons performing similar functions. A code of ethics is a written standard designed to deter wrongdoing and to promote:

•	honest and ethical conduct,
•	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,
•	compliance with applicable laws, rules and regulations,
•	the prompt reporting violation of the code, and
•	accountability for adherence to the code.

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Board of Directors

We currently have three directors, none of whom are considered independent.

Each director serves until the expiration of his or her term, which shall not exceed one year, or until a successor is duly elected and qualified. The current terms of the directors expire on October 31, 2026.

Officers are appointed annually by the Board of Directors and serve at the discretion of the Board, subject to any applicable executive agreements. The Company’s Chief Executive Officer is party to an employment agreement, and the Company’s other executive officers provide services pursuant to executive compensation agreements.

Directors do not currently receive compensation for service in their capacity as directors.

In the event the Board is comprised of an even number of directors, any tie vote on matters before the Board shall be resolved by the vote of the Chairman of the Board.

Involvement in Certain Legal Proceedings

We currently have three directors, none of whom are considered independent.

During the past ten years, no present director, executive officer or person nominated to become a director or an executive officer of 3DX:

1.	had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he/she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he/she was an executive officer at or within two years before the time of such filing;

2.	was convicted in a criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other similar minor offenses);

3.	was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him/her from or otherwise limiting his/her involvement in any of the following activities:

i.	acting as a futures commission merchant, introducing broker, commodity trading advisor commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	engaging in any type of business practice; or

iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws; or

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4.	was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of a federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i), above, or to be associated with persons engaged in any such activity; or

5.	was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and for which the judgment has not been reversed, suspended or vacated.

Committees of the Board of Directors

We currently have no independent directors. Concurrent with having sufficient independent members and resources, if ever, the 3DX board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage any stock option plan we may establish and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the size of memberships of these committees or when we will have sufficient members to establish committees. See “Executive Compensation” hereinafter.

All directors will be reimbursed by 3DX for any expenses incurred in attending board meetings provided that 3DX has the resources to pay these fees. 3DX will consider applying for liability insurance for officers and directors at such time as it has the resources to do so.

Summary Executive Compensation Table

The following table shows, for the period from 2013 (inception) to December 31, 2025 compensation awarded to or paid to, or earned by, our officers.

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Fiscal Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
President Roger Janssen	2025	$8,000 / mo	–	$0	–	–	–	–	$96,000

Nicholas Coriano, Director	2025	–	–	$0	–	–	–	–	$0

Peter Divone Sr., Director	2025	–	–	$0	–	–	–	–	$0

On November 23, 2013, the Company entered into an employment agreement with its President and director of the Company, Roger Janssen. Under the terms of the agreement, Mr. Janssen will receive a base salary of $15,000 a month over the six-year term of the agreement. At the sole discretion of the board of directors, Mr. Janssen may be granted performance bonuses and may also participate in any incentive plans that the Company may establish. In addition, Mr. Janssen received 30,000,000 shares of the Company’s restricted common stock as a signing bonus. The shares were valued at $4,800,000 based upon the trading price of the shares on the date of grant.

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Roger Janssen’s compensation for the year ended October 31, 2014 amounted to $4,887,449 including the indicated stock- based compensation of $4,800,000. Effective May 1, 2017 the Company amended the employment agreement. Under the terms of the agreement, Mr. Janssen will receive a base salary of $8,000 a month.

On March 31, 2021, the Company entered into an Executive Employment agreement with Nicholas Coriano and appointed Mr. Coriano to serve as the Vice President of Operations – East Coast Division of the Company beginning March 31, 2021 for a period of 5 years unless earlier terminated within the sole discretion of the CFO of the Company. Pursuant to the Executive Employment agreement:

(a)	a signing bonus of 1,650,000 restricted shares of the Company’s common stock as of March 31, 2021;
(b)	After a period of not more than 90 days from March 31, 2021, the Company shall issue to Mr. Coriano as continuity compensation, an additional number of shares required to bring the executive’s share position to a total of 5% of the then issued and outstanding shares of the Company;
(c)	At the time of an uplist to a major North American Stock Exchange, the Company agrees to issue to the executive an additional number of common shares to ensure the executive has a total of 5% of the issued and outstanding shares of the Company the day prior to up listing, less any shares previously issued under the terms of the agreement;
(d)	Others: performance bonus, incentive plan as available.

The Company valued the 1,650,000 shares at the closing price of the Company’s stock as traded on the OTCID Basic Market on the date of issuance and recorded stock-based compensation of $214,005 in the fiscal year ended October 31, 2021.

On September 22, 2021, the Company entered into an executive employment agreement with Peter Divone Sr. whereunder Mr. Divone shall serve as a business advisor to the Company and received compensation in the form of 100,000 fully earned shares of the Company’s common stock. The shares were valued at fair market value on issue and expensed upon issuance. Mr. Divone was concurrently appointed to the Company’s board of directors.

Grants of Plan-Based Awards Table

Except as mentioned above, none of our named executive officers received any grants of stock, option awards or other plan-based awards.

Options Exercised and Stock Vested Table

None of our named executive officers has ever been granted or exercised any stock options.

Outstanding Equity Awards at Fiscal Year-End Table

Except as mentioned above, no equity award arrangements have ever been awarded or granted by the Company.

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PRINCIPAL SHAREHOLDERS

As of April 23, 2026 we had 120,413,565 shares of common stock outstanding which are held by 72 shareholders. The chart below set forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the board of directors to have, or claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of April 23, 2026; of all directors and executive officers of the Company and of our directors and officers as a group.

Individual Name (First, Last) or Entity Name (Include names of control person(s) if a corporate entity)	Position/Company Affiliation (ex: CEO, 5% Control person)	City and State (Include Country if outside U.S.)	Number of Shares Owned (List common, preferred, warrants and options separately)	Class of Shares Owned	Percentage of Class of Shares Owned (undiluted)
Roger Janssen	CEO, CFO, President, Secretary and Director, 5% Control Person	Bellingham, WA	25,087,569(1) 520,022(2) 1,000,000	Common Shares Series A Preferred	20.84% 100%
Homescape, LLC Control Person: Nicholas Coriano	Director, VP East Coast Operations	Bridgeport, CT	5,297,904	Common Shares	4.40%
Peter Divone Sr.	Director	Shelton, CT	100,000	Common Shares	>0.1%
Transcontinental Partners LLC (control person Drew S Phillips)	Consulting Firm	Raleigh, NC	10,000,000	Common Shares	8.3%

1.	Of this amount 85,569 shares are held in a brokerage account for Roger Janssen.
2.	The 520,022 shares are shares convertible from the outstanding principal and accrued interest of the promissory notes held by Roger Jensen

(1) Employment Agreement - Roger Janssen

1.	The Company entered into an employment agreement with its President and sole director, Roger Janssen, effective November 23, 2013, providing for base salary of $15,000 per month over a six-year term, with potential performance bonuses and participation in any incentive plans at the board’s discretion.
2.	As a signing bonus, Mr. Janssen received 30,000,000 restricted common shares valued at $4,800,000 based on the trading price on the grant date; officer compensation for the year ended October 31, 2014 totaled $4,887,449, including $4,800,000 of stock-based compensation.
3.	Effective May 1, 2017, the agreement was amended to provide base salary of $8,000 per month; on September 1, 2017, Mr. Janssen waived and forgave $397,305 of accrued compensation effective as of May 1, 2017, and the Company recorded a $397,305 gain on debt extinguishment.
4.	Accrued compensation due to Mr. Janssen as of October 31, 2025 totaled $875,837 (October 31, 2024: $779,837) and is included in Payables-related parties.

(2) Convertible Note - Roger Janssen (Equipment Purchase)

1.	On December 18, 2013, the Company purchased equipment from Mr. Janssen for $500,000, evidenced by a promissory note bearing 1.64% annual interest; accrued interest was payable quarterly, and the principal and any unpaid accrued interest were due December 15, 2018.
2.	Mr. Janssen has the right to convert outstanding principal and accrued interest into restricted common shares at $0.50 per share.
3.	As of April 30, 2017, the balance due totaled $528,366 (October 31, 2016: $524,095), including $28,366 of accrued interest classified as accounts payable and $500,000 classified as a long-term liability.
4.	On September 1, 2017, Mr. Janssen agreed to waive and forgive $250,000 of principal and $28,366 of accumulated accrued interest (effective as of May 1, 2017); the Company recorded a $278,366 gain as debt settlement.

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5.	The Company accrued interest of $4,277 (fiscal 2025) and $4,381 (fiscal 2024); as of October 31, 2025, the balance due totaled $260,011 (October 31, 2024: $266,644), consisting of $10,011 accrued interest (accounts payable) and $250,000 principal (long-term liability).
6.	During fiscal 2025 and 2024, Mr. Janssen received interest reduction payments of $10,910 and $7,120, respectively.

Other Advances - Roger Janssen

1.	During fiscal 2025, Mr. Janssen advanced $1,610 for operating expenses; $976 was repaid during fiscal 2025, leaving $634 due as of October 31, 2025.

(3) Series A Preferred Subscription - Roger Janssen

1.	On September 20, 2021, the Company offered Mr. Janssen 1,000,000 shares of Series A preferred stock at $0.001 par value per share for $1,000, paid via deduction from salary due as of the subscription date; the Company valued the shares at fair market value on the agreement date and recorded $830,665 of stock-based compensation.

Executive Employment Agreement - Nicholas Coriano

1.	Mr. Coriano was appointed Director and Vice President of East Coast Operations on April 27, 2021.
2.	The Company entered into an executive employment agreement with Mr. Coriano dated March 31, 2021, appointing him Vice President of Operations-East Coast Division beginning March 31, 2021 for a five-year term, unless earlier terminated in the sole discretion of the Company’s Chief Financial Officer.
3.	Equity compensation terms included: (a) 1,650,000 restricted common shares as a signing bonus as of March 31, 2021; (b) after up to 90 days, additional shares as continuity compensation sufficient to bring his holdings to 5% of then-issued and outstanding shares; and (c) upon an uplist to a major North American stock exchange, additional shares to ensure 5% ownership as of the day prior to uplisting, less shares previously issued under the agreement.
4.	The Company recorded stock-based compensation of $214,005 for the 1,650,000 shares and $360,413 for 3,647,904 shares issued as continuity compensation during fiscal 2021 (valued using the OTC Markets closing price on issuance dates).

Executive Employment Agreement - Peter Divone Sr.

1.	On September 22, 2021, the Company entered into an executive employment agreement with Peter Divone Sr. for service as a business advisor; he received 100,000 fully earned common shares valued at fair market value on issuance and expensed upon issuance.
2.	Mr. Divone was concurrently appointed to the Company’s board of directors.

The address for purposes of this table is the Company’s mailing address which is:

2693 Delta Ring Rd Unit #2

Ferndale, WA 98248

(360) 366-8858

Unless otherwise indicated, 3DX believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by if options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The promoter of 3DX is Roger Janssen, our CEO, President and Director himself, and Nicholas Coriano, our Director and VP of East Coast Operations.

Director Independence; Committees of the Board of Directors

Our Board of Directors is comprised of three individuals. We do not have a majority of independent directors as that term is defined under Rule 4200(a) (15) of the NASDAQ Marketplace Rules, even though that definition does not currently apply to us, because we are not listed on the NASDAQ. We anticipate that if we expand our Board of Directors in the future, that we will seek to include members who are independent. Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent, and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors.

Our Board of Directors has not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the entire board as a whole. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our Board of Directors as a whole. Further, since our securities are not listed on an exchange, we are not subject to any qualitative requirements mandating the establishment of any particular committees.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our shareholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our shareholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given the nature of our operations and lack of directors and officers insurance coverage, we do not anticipate that any of our shareholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.

None of our directors is an “audit committee financial expert” within the meaning of Item 407(d) (5) of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee or Board of Directors who:

(a)	understands generally accepted accounting principles and financial statements,

(b)	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

(c)	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

(d)	understands internal controls over financial reporting, and

(e)	understands audit committee functions.

We believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances.

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Employment agreement with President Roger Janssen

Effective November 23, 2013, the Company entered into an employment agreement with its President and sole director of the Company, Roger Janssen. Under the terms of the agreement, Mr. Janssen will receive a base salary of $15,000 a month over the six-year term of the agreement. At the sole discretion of the board of directors, Mr. Janssen may be granted performance bonuses and may also participate in any incentive plans that the Company may establish. In addition, Mr. Janssen received 30,000,000 shares of the Company’s restricted common stock as a signing bonus. The shares were valued at $4,800,000 based upon the trading price of the shares on the date of grant.

Officer’s compensation for the year ended October 31, 2014 amounted to $4,887,449 including the indicated stock- based compensation of $4,800,000. Effective May 1, 2017 the Company amended the employment agreement with its President and Chief Executive Officer, Roger Janssen. Under the terms of the agreement, Mr. Janssen will receive a base salary of $8,000 a month. On September 1, 2017 Mr. Janssen represented and agreed to waive and forgive accrued compensation of $397,305 effective as of May 1, 2017. The Company recorded a gain $397,305 on the debt extinguishment.

Accrued compensation due to Mr. Janssen as of October 31, 2025, totaled $875,837 (October 31, 2024 - $779,837), which is included in the balance of Payables – related parties as reflected in the accompanying balance sheet.

Convertible note with President Roger Janssen

On December 18, 2013, the Company purchased certain equipment relating to its 3D metal printing operation from Mr. Janssen for $500,000. The $500,000 was evidenced by a promissory note assessing interest at an annual rate of 1.64%. Accrued interest is payable quarterly with the principal balance and any unpaid accrued interest was fully due and payable on December 15, 2018. Mr. Janssen has the right to convert any outstanding principal and accrued interest into restricted shares of the of the Company’s common stock at a conversion price of $0.50 per share. The balance due Mr. Janssen at April 30, 2017 totaled $528,366 (October 31, 2016 - $524,095) of which the accrued interest of $28,366 was classified as accounts payable and the $500,000 was classified as a long-term liability.

On September 1, 2017, Mr. Janssen agreed to waive and forgive (1) $250,000 of principal related to equipment acquisition by 3DX in a prior period; (2) accumulated accrued interest of $28,366 effective as of April 30, 2017. The waiver and release were effective as of May 1, 2017. The Company recorded a gain of $278,366 as debt settlement in respect of the aforementioned waiver and release. The Company accrued interest of $4,277 and $4,381 in the fiscal years ended October 31, 2025 and 2024, respectively. The balance due Mr. Janssen at October 31, 2025 totaled $260,011 (October 31, 2024 - $266,644) of which the accrued interest of $10,011 was classified as accounts payable and the $250,000 was classified as a long-term liability. During the fiscal years ended October 31, 2025 and 2024, Mr. Janssen received interest reduction payments of $10,910 and $7,120, respectively.

Other transactions with President Roger Janssen

During the fiscal year ended October 31, 2025 Mr. Janssen, President and Chief Executive Officer of the Company advanced $1,610 to the Company for operating expenses which amount of $976 has been repaid in fiscal year ended October 31, 2025. The balance due Mr. Janssen at October 31, 2025 was $634.

Series A Preferred Shares Subscription Agreement with President Roger Janssen

On September 20, 2021, the Company offered 1,000,000 shares of the Company’s Series A preferred stock at par value, $0.001 per share, for a total purchase price of $1,000 to Mr. Janssen, which amount was paid by the deduction of the amount from salary due and payable to Mr. Janssen as of the date of the subscription. The Company valued the 1,000,000 shares of the Company’s Series A preferred stock at fair market value on the date of the agreement, and recorded stock-based compensation of $830,665.

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Executive Employment agreement with Nicholas Coriano

On April 27, 2021, Mr. Coriano was appointed as a Director and VP of East Coast Operations to serve until the next annual meeting of the shareholders or until his successor is duly appointed.

On March 31, 2021, the Company entered into an Executive Employment agreement with Nicholas Coriano and appointed Mr. Coriano to serve as the Vice President of Operations – East Coast Division of the Company beginning March 31, 2021 for a period of 5 years unless earlier terminated within the sole discretion of the CFO of the Company. Pursuant to the Executive Employment agreement:

(a)	a signing bonus of 1,650,000 restricted shares of the Company’s common stock as of March 31, 2021;

(b)	After a period of not more than 90 days from March 31, 2021, the Company shall issue to Mr. Coriano as continuity compensation, an additional number of shares required to bring the executive’s share position to a total of 5% of the then issued and outstanding shares of the Company;

(c)	At the time of an uplist to a major North American Stock Exchange, the Company agrees to issue to the executive an additional number of common shares to ensure the executive has a total of 5% of the issued and outstanding shares of the Company the day prior to up listing, less any shares previously issued under the terms of the agreement;

(d)	Others: performance bonus, incentive plan as available.

The Company valued the 1,650,000 shares at the closing price of the Company’s stock as traded on the OTC Markets on the date of issuance and recorded stock-based compensation of $214,005 in fiscal year ended October 31, 2021.

The Company valued 3,647,904 shares issued with respect to the continuity compensation at the closing price of the Company’s stock as traded on the OTC Markets on the date of issuance and recorded stock-based compensation of $360,413, during the year ended October 31, 2021.

Executive Employment agreement with Peter Divone Sr.

On September 22, 2021, the Company entered into an executive employment agreement with Peter Divone Sr. whereunder Mr. Divone shall serve as a business advisor to the Company and received compensation in the form of 100,000 fully earned shares of the Company’s common stock. The shares were valued at fair market value on issue and expensed upon issuance. Mr. Divone was concurrently appointed to the Company’s board of directors.

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DESCRIPTION OF CAPITAL STOCK

Introduction

We were incorporated under the laws of the State of Nevada on October 23, 2008. 3DX is authorized to issue 750,000,000 shares of common stock and 10,000,000 shares of preferred stock. All shares have a par value of $0.001.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 10,000,000 shares of Series A Preferred Stock with designations, rights and preferences determined from time to time by our board of directors. There are currently 1,000,000 shares of preferred stock issued or outstanding on October 31, 2025, that are held by 1 shareholder. The holders of Series A Preferred Stock shall have the right to vote 51% of the then issued and outstanding common stock or equivalent equity of the Corporation. The shares of Series A Preferred Stock shall not be convertible into any class of equity of the Corporation. The Certificate of Incorporation of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least eighty-five percent (85%) of the outstanding shares of Series A Preferred Stock, voting together as a single class.

The Series A Preferred Stock shall rank (i) senior to any other class or series of outstanding Preferred Shares or series of capital stock of the Corporation, (ii) prior to all of the Corporation’s common stock, and (iii) prior to any other class of series of capital stock of the Corporation hereafter created (“Junior Securities”) and in each case as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (all such distributions being referred to collectively as “Distributions”). The Series A Preferred Stock does not have any specific sunset provision or expiration date, and the shares will remain outstanding indefinitely unless redeemed, converted, or otherwise reacquired by the Company. The Series A Preferred Stock is subject to transfer restrictions and may not be sold, assigned, transferred, pledged, or otherwise disposed of without the prior written consent of the Company’s board of directors. These transfer restrictions are intended to ensure that the voting control associated with the Series A Preferred Stock remains with the original holder and to prevent any unintended change of control. There is no public trading market for the Series A Preferred Stock, and none is expected to develop.

Common Stock

Our certificate of incorporation authorizes the issuance of 750,000,000 shares of common stock with a par value of $.001 per share. There are 120,413,565 shares of our common stock issued and outstanding on April 23, 2026 that are held by 71 shareholders. Holders of our common stock:

•	have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

•	are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

•	do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

•	are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders

The rights of shareholders of Nevada corporations are described below. In addition, the Board of Directors, without a shareholder vote, has the right to amend our bylaws to make it harder or easier to effect a change in our control. A majority of shareholder votes is required for persons to become directors. In addition, shareholders may submit proposals to be voted on at annual meetings, but such items may be rejected by the Board of Directors.

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Authorized but Un-issued Capital Stock

Nevada law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

One of the effects of the existence of un-issued and unreserved common stock (and/or preferred stock) may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our board by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.

Shareholder Matters

As an issuer of “penny stock” the protection provided by the federal securities laws relating to forward looking statements does not apply to us if our shares are considered to be penny stocks which they currently are and probably will be for the foreseeable future. Although the federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any claim that the material provided by us, including this offering circular, contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

The Board of Directors may change provisions in the bylaws at any time.

Transfer Agent

The Transfer Agent for our common stock is:

Legacy Stock Transfer Inc.

16801 Addison Road, Suite 247

Addison, Texas 75001, USA

Phone: (972) 612-4120

OTCQB Uplisting Considerations

Our common stock is currently quoted on the OTCID Basic Market operated by OTC Markets Group Inc. under the symbol DDDX. We are considering applying to uplist our shares to the OTCQB Venture Market, also operated by OTC Markets Group, which is designed for early-stage and developing U.S. and international companies.

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The OTCQB is a step above the OTCID Basic Market and is intended to provide investors with a higher level of transparency and issuer quality. To qualify for the OTCQB, we must meet certain eligibility standards, including but not limited to:

•	A minimum bid price of $0.01 per share

•	Being current in reporting obligations with the SEC or OTC Markets Group

•	Passing an annual certification and management attestation process

•	Meeting applicable financial standards set by OTC Markets Group

•	Payment of an annual fee to OTC Markets Group

There can be no assurance that we will satisfy all of the OTCQB’s eligibility requirements or that our application will be approved. If we are accepted, we must continue to meet the OTCQB’s ongoing compliance standards to maintain our listing. Failure to do so could result in our shares being downgraded to the OTCID Basic Market tier, which could adversely affect liquidity and investor confidence.

While the OTCQB offers greater visibility and credibility than the OTCID Basic Market, it remains separate and distinct from national exchanges such as the NASDAQ Stock Market or NYSE American. Securities traded on the OTCQB are not subject to the same listing standards, regulatory oversight, or analyst coverage as exchange-listed securities, and trading volume may remain limited. Investors should not assume that uplisting to the OTCQB will result in a more active or liquid trading market for our common stock.

Our shares are already DTC-eligible and electronically transferable between brokerage accounts. Investors must still contact a broker-dealer to trade our securities, as direct access to OTC Markets platforms is not available to retail investors.

Rule 144

In general, under Rule 144 as currently in effect, any person who is or has been an affiliate of ours during the 90 days immediately preceding the sale and who has beneficially owned shares for at least six months is entitled to sell, within any three-month period commencing 90 days after the date of this Offering Circular, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

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Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least six months is entitled to sell his or her shares under Rule 144 without regard to the limitations described above, subject only to the availability of current public information about us during the six months after the initial six-month holding period is met. After a non-affiliate has beneficially owned his or her shares for one year or more, he or she may freely sell his or her shares under Rule 144 without complying with any Rule 144 requirements.

We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered by this Offering Circular

State Securities – Blue Sky Laws

Reg A, Tier 2 offers “covered securities” under the National Securities Markets Improvement Act of 1996 (“NSMIA”) and, therefore, are exempt from state registration and qualification requirements. States can (and generally will) still require that information provided to the SEC also be filed with the state, and that the issuer pay filing fees for the privilege. Satisfying state filing requirements is far less burdensome than full Blue Sky compliance.

ERISA Considerations

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment returns.

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The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

In addition to considering whether the purchase of Offered Shares is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1)	the equity interests acquired by employee benefit plans are publicly offered securities - i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2)	the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

We do not intend to limit investment by benefit plan investors in us because we anticipate that we will qualify as an “operating company”. If the Department of Labor were to take the position that we are not an operating company and we had significant investment by benefit plans, then we may become subject to the regulatory restrictions of ERISA which would likely have a material adverse effect on our business and the value of our common stock.

Plan fiduciaries contemplating a purchase of Offered Shares should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR BOARD OF DIRECTORS OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

51

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by:

LII Law, PLC

1816 Kimberly Lake Drive

Swansea, IL 62226

Tel: 949-933-1964

Email: lanhamlaw@outlook.com

EXPERTS

The financial statements of 3DX as of October 31, 2025, and for the fiscal period then ended included in this offering circular have been audited by independent registered public accountants and have been so included in reliance upon the report of management and given on the authority of such firm as experts in accounting and auditing.

UNAUDITED INTERIM STATEMENTS

The information for the interim periods ended April 30, 2026 and 2025 is unaudited; however, it includes all adjustments considered necessary by management for a fair presentation of our financial condition and results of operations.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement.

Upon the completion of this Offering, we will be required to file periodic reports and other information with the OTCID Basic Market operated by OTC Markets Group in accordance with its reporting requirements. This information may be viewed and obtained on the OTC Markets Group website at: www.otcmarkets.com.

52

INDEX TO FINANCIAL STATEMENTS

For the Fiscal Years Ended October 31, 2025 and 2024

53

3DX INDUSTRIES, INC.

Condensed Consolidated Balance Sheets

for the six months ended April 30, 2026 and 2025 (Unaudited)

(Stated in U.S. Dollars)

	April 30,	October 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$76	$8,640
Accounts receivable	27,310	15,709
Total current assets	27,386	24,349

Property and equipment, net	33,909	76,201
Right to use asset	200,312	22,008
Security deposit	8,814	4,451
Total assets	$270,421	$127,009

Liabilities and stockholders’ (deficit)
Current liabilities
Accounts payable and accrued expenses	$1,882,863	$1,882,447
Payables to related parties	923,837	876,471
Deferred Revenue	12,500	–
Accrued compensation - convertible	94,500	94,500
Notes payable - unrelated parties	406,748	398,784
Convertible notes payable - unrelated parties	793,145	519,549
Current portion of lease liability	31,093	22,696
Total current liabilities	4,144,686	3,734,447

Lease liability, net of current portion	170,121	–
Convertible notes payable, net of current portion	–	250,000
Convertible notes payable - related party	250,000	250,000
Total liabilities	4,234,447	4,234,447

Stockholders’ (deficit)
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 1,000,000 shares issued and outstanding	1,000	1,000
Common stock, 750,000,000 shares authorized, $0.001 par value, 120,413,565 and 110,363,565 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively	120,4144	110,364
Additional paid-in capital	19,363,193	19,363,193
Accumulated deficit	(23,575,995)	(23,581,995)
Total stockholders’ (deficit)	(4,294,386)	(4,107,438)

Total liabilities and stockholders’ (deficit)	$270,421	$127,009

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-1

3DX INDUSTRIES, INC.

Condensed Consolidated Statements of Operations

As of April 30, 2026, October 31, 2025 and April 30, 2025 (Unaudited)

(Stated in U.S. Dollars)

	Three Months Ended April 30,		Six Months Ended April 30,
	2026	2025	2026	2025
Revenue	$80,164	$57,446	$125,190	$131,116

Operating expenses
Depreciation and amortization	14,794	14,427	27,265	29,116
Professional services	3,000	3,000	6,000	6,000
General and administrative expenses	165,614	122,940	297,202	276,304
Total operating expenses	183,408	140,367	330,467	311,420

Operating loss	(103,244)	(82,921)	(205,277)	(180,304)
Other income (expense):
Gain on disposal of fixed assets	–	–	5,973	–
Interest expense	(16,899)	(16,604)	(33,969)	(33,725)
Total other income (expense)	(16,899)	(16,604)	(27,996)	(33,725)
Loss	$(120,143)	$(99,525)	$(233,273)	$(214,029)

Weighted average number of shares outstanding:
Basic and diluted	111,535,476	109,245,315	110,939,809	109,245,315
Loss per share:
Basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-2

3DX INDUSTRIES, INC.

Condensed Consolidated Changes in Stockholders’ Equity

for the six months ended April 30, 2026 and 2025 (Unaudited)

(Stated in U.S. Dollars)

	Preferred Shares		Common Stock		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance, October 31, 2025	1,000,000	$1,000	110,363,565	$110,364	$19,363,193	$(23,581,995)	$(4,107,438)

Loss for the period	–	–	–	–	–	(113,130)	(113,130)
Balance, January 31, 2026	1,000,000	1,000	110,363,565	110,364	19,363,193	(23,695,125)	(4,220,568)

Shares issued as financing cost	–	–	50,000	50	275		325
Shares issued under consulting agreement	–	–	10,000,000	10,000	36,000		46,000
Loss for the period	–	–	–	–		(120,143)	(120,143)
Balance, April 30, 2026	1,000,000	$1,000	120,413,565	$120,414	$19,399,468	$(23,815,268)	$(4,294,386)

	Preferred Shares		Common Stock		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance, October 31, 2024	1,000,000	$1,000	109,245,315	$109,245	$19,344,341	$(23,176,884)	$(3,722,298)

Loss for the period	–	–	–	–	–	(114,503)	(114,503)
Balance, January 31, 2025	1,000,000	$1,000	109,245,315	$109,245	$19,344,341	$(23,291,387)	$(3,836,801)

Loss for the period	–	–	–	–	–	(99,525)	(99,525)
Balance, April 30, 2025	1,000,000	$1,000	109,245,315	$109,245	$19,344,341	$(23,390,912)	$(3,936,326)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

3DX INDUSTRIES, INC.

Condensed Consolidated Statements of Cash Flows

for the six months ended April 30, 2026 and 2025 (Unaudited)

(Stated in U.S. Dollars)

	For the six months ended April 30,
	2026	2025
Cash flows from operating activities:
Loss	$(233,273)	$(214,029)
Adjustments to reconcile net loss to net cash used in operating activities:
(Gain) on disposal of fixed assets	(5,973)	–
Depreciation and amortization expense	27,265	29,116
Amortization of right of use asset	214	(688)
Stock issued as financing cost	325	–
Stock issued under consulting agreement	46,000	–
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable	(11,601)	32,660
(Increase) decrease in prepaid expense	–	353
(Increase) decrease in security deposit	(4,363)	–
Increase (decrease) in deferred revenue	12,500	–
Increase (decrease) in accounts payable	60,416	72,664
Increase (decrease) in accounts payable, related parties	47,366	48,000
Increase (decrease) in accrued interest	31,560	17,815
Net cash (used in) operating activities	(29,564)	(14,109)

Cash flows from investing activities:
Proceeds from sale of fixed assets	21,000	–
Net cash (used in) investing activities	21,000	–

Cash flows from financing activities:
Net cash provided by financing activities	–	–

Increase (decrease) in cash	(8,564)	(14,109)
Cash - beginning of year	8,640	16,855
Cash - end of period	$76	$2,746

Supplemental disclosures of cash flow information:
Interest paid	$10,541	$15,910
Income taxes paid	$–	$–
ROU assets obtained for new operating lease liabilities	$203,163	$–

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

3DX INDUSTRIES, INC.

Notes to Consolidated Interim Financial Statements (Unaudited)

For The Six Months Ended April 30, 2026 and 2025

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

3DX Industries, Inc. (the “Company”) was incorporated in the State of Nevada on October 23, 2008. The Company’s principal activity presently is manufacturing, and its head office is located near Bellingham, WA, USA. The Company manufactures consumer and corporate products using an additive manufacturing method through 3D Metal printing technology and conventional precision manufacturing processes.

Going Concern

The Company has accumulated losses since inception, and as of April 30, 2026, had a combined accumulated deficit of approximately $23.81 million and had negative working capital of approximately $4.12 million. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management recognizes that the Company must generate additional funds to enable it to continue operating. Management intends to raise additional financing through debt and or equity financing and by other means that it deems necessary, with the goal of moving forward and sustaining a prolonged growth in its strategy phases. However, no assurance can be given that the Company will be successful in raising additional capital. Further, even if the Company raises additional capital, there can be no assurance that the Company will achieve profitability or positive cash flow. If management is unable to raise additional capital and expected significant revenues do not result in positive cash flow, the Company will not be able to meet its obligations and may have to cease operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with a maturity date of six months or less, when purchased, to be cash equivalents.

F-5

Concentration of Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At April 30, 2026 and October 31, 2025, the Company had $0 in excess of the FDIC insured limit.

Property and Equipment

Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

Long-Lived Assets

The Company accounts for its long-lived assets in accordance with ASC Topic 360-10-05, “Accounting for the Impairment or Disposal of Long-Lived Assets.” ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value or disposable value.

Fair Value of Financial Instruments

Pursuant to ASC No. 820, “Fair Value Measurements and Disclosures,” the Company is required to estimate the fair value of all financial instruments included on its balance sheet. The Company’s financial instruments consist of accounts payables and notes and loans payable. The Company considers the carrying value of such amounts in the financial statements to approximate their fair value due to the short-term nature of the respective instrument.

Revenue Recognition

The Company applies ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company generally recognizes revenue upon the shipment of finished goods and issuance of an associated invoice. Freight billed to customers is included in revenues, and all freight expenses paid by the Company are included in the general and administrative expense.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the net value of the face amount less any allowance for expected credit loss. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses in our existing accounts receivable. An allowance for credit losses is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. The Company reviews the allowance for expected credit loss on a regular basis, and all past due balances are reviewed individually for collectability. An account receivable is written off after all collection effort has ceased. Recoveries of receivables previously written off are recorded when received. Interest is not charged on past due accounts.

F-6

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued and are recognized over the employees required service period, which is generally the vesting period.

ASC 842 Leases

ASU No. 2016-02. In February 2016, the FASB issued ASU 2016-02, “Lease (Topic 842)”, a new lease standard requiring lessees to recognize lease assets and lease liabilities for most leases classified as operating leases under previous U.S. GAAP. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset (“ROU” asset) representing its right to use the underlying asset for the lease term. The guidance is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

Loss Per Share of Common Stock

In accordance with ASC Topic 280 — “Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been issued if the potential common shares had been issued and if the additional common shares were dilutive.

The following potential common shares have been excluded from the computation of diluted net loss per share for the periods ended April 30, 2026, because the effect would have been antidilutive:

Common Shares issuable - convertible notes	6,583,335
Common Shares issuable - compensation	9,450,000
Total	16,033,335

Recent Accounting Pronouncements

The Company has reviewed the FASB issued ASU accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management.

F-7

NOTE 3 - EQUIPMENT

Capitalized manufacturing equipment, furniture and fixtures, and computer equipment at April 30, 2026 and October 31, 2025 are as follows:

	April 30, 2026	October 31, 2025
Manufacturing equipment	$352,492	$841,652
Furniture and fixtures	638	638
Computer equipment	12,561	12,561
	365,691	854,851
Less accumulated depreciation	(331,782)	(778,650)
	$33,909	$76,201

Depreciation expense classified to operations for the three months ended April 30, 2026 and 2025, totaled $14,794 and $14,427, respectively. Depreciation expense classified to operations for the six months ended April 30, 2026 and 2025, totaled $27,265 and $29,116, respectively.

NOTE 4 – OFFICE LEASE

On February 29, 2016, the Company extended a lease agreement originally entered into in January 2014 for a term of five years expiring February 28, 2021. On February 22, 2021, the Company extended the lease agreement for a further term of five years expiring February 28, 2026. The space is approximately 8,588 square feet. We rent this space for approximately $5,410 per month on an escalating basis year over year.

The Company leases corporate, manufacturing, and warehouse spaces. On March 17, 2026, the Company executed a 5-year commercial triple-net (NNN) operating lease for a 4,560-square-foot facility (Units 1 & 2, 2693 Delta Ring Road, Ferndale, WA) to support its 3D printing and manufacturing operations. The lease expires on March 31, 2031. Per a staged possession addendum, the Company took immediate occupancy of Unit #2, with Unit #1 delivery scheduled for Month 3. Contractual base rent is stepped, beginning at $2,557.50 per month for the first two months, escalating to a combined base rate upon delivery of Unit #1. The Company is responsible for its 29% pro-rata share of variable operating expenses (real estate taxes, insurance, and common area maintenance), which are expensed as incurred and excluded from the initial measurement of the lease liability.

The table below presents the lease-related assets and liabilities recorded on the balance sheets.

	April 30, 2026	October 31, 2025
Assets
Operating right to use asset	$200,312	$22,008
Liabilities
Operating lease liabilities	$201,214	$22,696

Supplemental cash flow information related to leases was as follows:

	Six Months ended April 30,
	2026	2025
Cash used in operating activities
Operating lease cost	$25,049	$34,008
Amortization of right of use asset	214	(688)
Total lease cost	$25,263	$33,320

F-8

The future maturity of lease liabilities are as follows:

From May 1, 2026 to October 31, 2026	$21,356
Fiscal 2027	47,326
Fiscal 2028	48,746
Fiscal 2029	50,208
Fiscal 2030	51,714
Thereafter to March 31, 2031	21,813
Total lease payments	241,163
Less: Imputed interest	(39,948)
Total operating lease liabilities	$201,214

The weighted average incremental borrowing rate used by the Company was approximately 7.25%, and the weighted average remaining years left on outstanding leases was 4.92 years.

NOTE 5 - ACCRUED COMPENSATION, CONVERTIBLE NOTE

On January 15, 2013, the Company granted a consultant the option to convert $175,000 of accrued compensation into common stock: 25% at $0.001 per share and 75% at $0.01 per share (based on trading prices ranging from $0.001 to

$0.01 and an effective conversion price of $0.02). Pursuant to ASC 470-20, the obligation was recorded net of a

$148,077 beneficial conversion feature discount, which was immediately expensed because the debt was instantly convertible.

Subsequent modifications and conversion activities under this arrangement include:

•	December 18, 2013: Modified to limit the holder's ownership to a maximum of 9.99% of outstanding common stock at any time.
•	June 2014: The consultant assigned $1,000 of the obligation to a third party, who converted it into 1,000,000 shares at $0.001 per share.
•	August 28, 2017 (Effective July 30, 2017): Amended to set the remaining debt conversion price to $0.02 per share (maximum of 8,700,000 shares), limiting quarterly conversions to 10% of outstanding debt.
•	September 28, 2020: Amended to reduce the conversion price to $0.01 per share (maximum of 17,400,000 shares) and lowered the beneficial ownership cap to 9.5%.
•	September 21, 2021: Issued 7,950,000 common shares to Santeo Financial Corporation upon conversion of $79,500 of the obligation.

As of April 30, 2026 and October 31, 2025, $94,500 is reflected on the accompanying balance sheets as accrued compensation–convertible.

F-9

NOTE 6 - NOTES PAYABLE/CONVERTIBLE NOTES – UNRELATED PARTIES

The following table summarizes notes payable as of April 30, 2026 and October 31, 2025:

	April 30, 2026	October 31, 2025
Principal	$273,000	$273,000
Interest payable	133,748	125,784
Total	$406,748	$398,784

The following table summarizes convertible notes as of April 30, 2026 and October 31, 2025:

	April 30, 2026	October 31, 2025
Principal	$575,000	$575,000
Interest payable	218,145	194,549
Total	793,145	769,549
Convertible notes, current portion	793,145	519,549
Convertible notes, net of current portion	$–	$250,000

(1)       Third party notes/convertible promissory notes

(a)       On September 7, 2016, an unrelated third party advanced the Company $17,500 under an unsecured promissory note. The note bears interest at 8% per annum, which began accruing on January 1, 2017. Principal and accrued interest were fully due on December 31, 2017, and the loan is currently in default. The outstanding balance at April 30, 2026 was $30,564 (October 31, 2025 - $29,870). The loan is currently in default. Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$341	$342	$694	$695

(b)       On March 30, 2015, the Company amended an existing equipment lease with Santeo Financial Corp., converting it into a purchase agreement for the manufacturing equipment for a total of $18,000. The balance was due by December 31, 2017, after which past-due amounts accrue interest at 12% per annum. The Company failed to repay the obligation by the maturity date and the agreement is currently in default. The outstanding balance at April 30, 2026 was $35,978 (October 31, 2025 - $34,907). Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$533	$533	$1,071	$1,071

F-10

(2)       Lender 1 - 5% various notes payable

During the fiscal year ended October 31, 2018, the Company received an aggregate $50,000 in loans from a third party. The loan bear interest at 5% per annum and mature at various dates through March 2019. The Company failed to repay the obligation by the maturity date and the agreement is currently in default. The outstanding balance at April 30, 2026 was $79,237 (October 31, 2025 - $77,997). Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$610	$610	$1,240	$1,240

(3)       Lender 2

The Company has two matured, unsecured promissory notes bearing interest at 5% per annum, which were assigned to Santeo Financial Corp. on December 31, 2019. The components of these borrowings are as follows:

•	September 9, 2013 Note: Principal of $30,000, originally due May 1, 2014.
•	March 7, 2014 Note: Principal of $35,000, originally due December 31, 2014.

Both notes remained unpaid upon maturity and are currently in default. The outstanding balance at April 30, 2026 was $105,234 (October 31, 2025 - $103,623). Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$792	$792	$1,611	$1,611

(4)       Lender 3

The Company has two matured, unsecured convertible promissory notes outstanding. Both notes bear interest at 10% per annum, remained unpaid upon maturity.

The core terms and conversion features of these borrowings are as follows:

•	Note 1: Issued November 18, 2014, in the principal amount of $25,000. It matured on December 1, 2015. The holder retains the right to convert any outstanding principal and accrued interest into common stock at $0.30 per share.
•	Note 2: Issued December 10, 2014, in the principal amount of $100,000. It matured on December 31, 2016. The holder retains the right to convert any outstanding principal and accrued interest into common stock at $0.15 per share.

Both notes remained unpaid upon maturity and are currently in default. The outstanding balance at April 30, 2026 was $263,527 (October 31, 2025 - $257,329). Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$3,048	$3,049	$6,198	$6,199

F-11

(5)       Lender 4

The Company borrowed $200,000 under an unsecured convertible note bearing interest at 5% per annum with a 12-month maturity. The holder retains the right to convert any outstanding principal into common stock at $0.60 per share. The note is matured and in default.

The outstanding balance at April 30, 2026 was $245,069 (October 31, 2025 - $240,110). Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$2,439	$2,438	$4,959	$4,986

The Company borrowed $15,000 under an unsecured promissory note. The note carried an initial fixed interest payment of $500 due at maturity on April 30, 2023. Per the agreement terms, because the balance was not repaid by maturity, the loan term extended automatically and outstanding balances now accrue interest at 10% per annum. The note is currently in default.

The outstanding balance at April 30, 2026 was $19,103 (October 31, 2025 - $18,508). Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$292	$292	$595	$595

(6)       Lender 5

On October 18, 2022, the Company borrowed $15,000 under an unsecured promissory note from a third party. The note required a fixed interest payment of $1,500 if repaid by the maturity date of March 31, 2023. Per the terms of the agreement, if the balance was not paid by maturity, no further interest would accrue on the obligation.

The Company failed to repay the note and interest by the due date. As of April 30, 2026, the note remains unpaid, is in non-accrual status, and is currently in default.

(7)       Lender 6

On February 24, 2021, the Company borrowed $50,000 under an unsecured promissory note from a third party, initially due May 31, 2021. As additional compensation, the Company agreed to issue 150,000 restricted shares of common stock. The shares were issued on March 31, 2021, and valued at $19,455 based on the closing price on the OTC Markets, which was recorded as stock-based finance costs. Per the agreement, because the principal was not paid by maturity, interest began accruing on June 1, 2021, at a rate of 6% per annum, payable quarterly. During the fiscal year ended October 31, 2022, the Company made a partial principal repayment of $7,500. The remaining principal balance of $42,500 was not repaid upon maturity, and the note is currently in default.

The outstanding balance at April 30, 2026 was $55,378 (October 31, 2025 - $54,114). Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$292	$292	$595	$595

F-12

(8)       Lender 7

On February 24, 2021, the Company borrowed $50,000 under an unsecured promissory note from a third party, which matured on May 31, 2021. As additional compensation, the Company issued 150,000 restricted shares of common stock on March 31, 2021. The shares were valued at $19,455 based on the closing price on the OTC Markets and recorded as stock-based finance costs. Per the agreement, because the principal was not paid by maturity, interest began accruing on June 1, 2021, at a rate of 6% per annum, payable quarterly. The note remains unpaid and is currently in default.

The outstanding balance at April 30, 2026 was $64,753 (October 31, 2025 - $63,265). Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$731	$731	$1,488	$1,488

(9)       Lender 8

On May 13, 2024, the Company issued a 24-month convertible promissory note to two lenders for total gross proceeds of $150,000. The note bears interest at 10% per annum, requiring monthly interest-only payments after an initial 60-day grace period. The note is personally guaranteed by the Company’s President, Roger Janssen. During the period, the Company made total interest payments in cash of $9,000 under the terms of the note.

The note features the following equity components and default provisions:

•	Conversion Feature: The outstanding principal and accrued interest are convertible at the holder's option into restricted common stock at $0.05 per share.
•	Loan Bonus Shares: Upon signing, the lenders received an aggregate of 120,000 restricted shares of common stock (60,000 shares each), which were issued on May 14, 2024.
•	Default Penalty Shares: Delinquent interest payments not cured within 5 days of written notice require the Company to issue 25,000 restricted common shares per missed payment to each holder. On July 15, 2025, the Company issued an aggregate of 175,000 shares of common stock (87,500 shares to each lender) as penalty compensation for missed interest payments.

The outstanding balance at April 30, 2026 was $170,464 (October 31, 2025 - $163,027). Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$3,656	$3,658	$7,437	$7,439

(10)       Lender 9

On August 12, 2024, the Company issued a 24-month convertible promissory note to two lenders for total gross proceeds of $100,000. The note bears interest at 10% per annum, requiring monthly interest-only payments after an initial 60-day grace period. The note is personally guaranteed by the Company’s President, Roger Janssen. During the period, the Company made total interest payments in cash of $3,000 under the terms of the note.

F-13

The note features the following equity components and default provisions:

•	Conversion Feature: The outstanding principal and accrued interest are convertible at the holder's option into restricted common stock at $0.05 per share.
•	Loan Bonus Shares: Upon signing, the lenders received an aggregate of 80,000 restricted shares of common stock (40,000 shares each), which were issued on August 26, 2024.
•	Default Penalty Shares: Delinquent interest payments not cured within 5 days of written notice require the Company to issue 20,000 restricted common shares per missed payment to each holder. On July 15, 2025, the Company issued an aggregate of 140,000 shares of common stock to the holders as penalty compensation for missed interest payments.

The outstanding balance at April 30, 2026 was $114,083 (October 31, 2025 - $109,083). Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$2,500	$2,500	$5,000	$5,000

NOTE 7 - RELATED PARTY TRANSACTIONS

(1)       Employment agreement with President Roger Janssen

Effective November 23, 2013, the Company entered into a six-year employment agreement with its President and sole director, Roger Janssen, initially providing a base salary of $15,000 per month and a 30,000,000 restricted common share signing bonus valued at $4,800,000.

Effective May 1, 2017, the agreement was amended to reduce Mr. Janssen’s base salary to $8,000 per month. On September 1, 2017, Mr. Janssen waived and forgave $397,305 in accrued compensation, which the Company recorded as a gain on debt extinguishment.

During the three and six months ended April 30, 2026 and 2025, the Company recognized related party compensation expense as follows:

•	Three Months Ended April 30: $24,000 for both 2026 and 2025.
•	Six Months Ended April 30: $48,000 for both 2026 and 2025.

As of April 30, 2026 and October 31, 2025, outstanding accrued compensation due to Mr. Janssen was $923,837 and $875,837, respectively, and is classified within payables to related parties on the condensed balance sheets.

(2)       Convertible note with President Roger Janssen

On December 18, 2013, the Company purchased 3D metal printing equipment from its President, Roger Janssen, for $500,000, financed via an unsecured convertible promissory note bearing interest at 1.64% per annum. The note matured on December 15, 2018, and features a conversion option allowing Mr. Janssen to convert outstanding amounts into restricted common stock at $0.50 per share.

Effective May 1, 2017, Mr. Janssen waived and forgave $250,000 of the note principal and $28,366 of accumulated accrued interest. The Company recorded a $278,366 gain on debt settlement from the transaction, reducing the note principal to $250,000.

F-14

Interest expenses for the respective periods are summarized below:

	Three Months ended April 30,		Six Months ended April 30,
	2026	2025	2026	2025
Interest expense	$1,014	$1,044	$2,084	$2,137

During the six months ended April 30, 2026 and 2025, Mr. Janssen received interest reduction payments of $10,541 and $10,910, respectively. The balance due Mr. Janssen at April 30, 2026 totaled $251,554 (October 31, 2025 - $260,011) of which the accrued interest of $1,554 was classified as accounts payable and the $250,000 was classified as a long-term liability.

(3)       Other transactions with President Roger Janssen

During the six months ended April 30, 2026 Mr. Janssen, President and Chief Executive Officer of the Company advanced $0 to the Company for operating expenses. Balance of $634 has been repaid in three months ended January 31, 2026. The balance due Mr. Janssen at January 31, 2026 was $0 (October 31, 2025 - $634).

(4)       Series A Preferred Shares Subscription Agreement with President Roger Janssen

On September 20, 2021, the Company offered 1,000,000 shares of the Company’s Series A preferred stock at par value, $0.001 per share, for a total purchase price of $1,000 to Mr. Janssen, which amount was paid by the deduction of the amount from salary due and payable to Mr. Janssen as of the date of the subscription. The Company valued the 1,000,000 shares of the Company’s Series A preferred stock at fair market value on the date of the agreement, and recorded stock-based compensation of $830,665.

(5)       Executive Employment agreement with Nicholas Coriano

On April 27, 2021, Mr. Coriano was appointed as a Director and VP of East Coast Operations to serve until the next annual meeting of the shareholders or until his successor is duly appointed.

On March 31, 2021, the Company entered into an Executive Employment agreement with Nicholas Coriano and appointed Mr. Coriano to serve as the Vice President of Operations – East Coast Division of the Company beginning March 31, 2021 for a period of 5 years unless earlier terminated within the sole discretion of the CFO of the Company. During the quarter ended April 30, 2026 the Company’s agreement with Mr. Coriano expired upon maturity.

(6)       Executive Employment agreement with Peter Divone Sr.

On September 22, 2021, the Company entered into an executive employment agreement with Peter Divone Sr. whereunder Mr. Divone shall serve as a business advisor to the Company and received compensation in the form of 100,000 fully earned shares of the Company’s common stock. The shares were valued at fair market value on issue and expensed upon issuance. Mr. Divone was concurrently appointed to the Company’s board of directors.

F-15

NOTE 8 - STOCKHOLDERS’ EQUITY

Common Stock

On February 18, 2026, the Company’s board of directors and stockholders amended the Articles of Incorporation of the Corporation to increase the authorized capital stock of the Corporation to 750,000,000 shares of common stock, with $0.001 par value.

On February 3, 2026, the Company issued 50,000 restricted shares of its common stock to Stephen Ameny pursuant to a previously executed Reimbursement and Compensation agreement dated July 25, 2025 and recorded interest expense of $325 with respect to the fair market value on the date of issuance.

On April 20, 2026, the Company issued a total of 10,000,000 shares of unregistered, restricted common stock for consulting services and recorded stock-based compensation of $46,000 with respect to the fair market value on the date of the agreement.

There are a total of 120,413,565 and 110,363,565 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively.

No shares were issued during the six months ended April 30, 2025.

Preferred Stock

The Company has a total of 10,000,000 shares of Preferred Stock, $0.001 par value authorized, of which a total of 1,000,000 shares were designated as Series A Preferred on May 11, 2021.

The holders of the Series A Preferred Stock have the right to vote 51% of the then issued and outstanding common stock or equivalent equity of the Company. The shares have no provisions for conversion to common stock.

On September 20, 2021, 1,000,000 shares of the Company’s Series A preferred were offered and sold to the Company’s President, Mr. Roger Janssen, at par value, or $0.001 per share, for total consideration of $1,000.

There are a total of 1,000,000 shares of the Company’s Series A preferred shares issued and outstanding, as of April 30, 2026 and October 31, 2025.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 13, 2026, the date these condensed financial statements were available to be issued, and determined that the following subsequent event requires disclosure:

On May 13, 2026, the Company filed an offering statement on Form 1-A with the U.S. Securities and Exchange Commission (the “SEC”) under Regulation A (Tier 2) of the Securities Act of 1933, as amended. The offering statement contemplates a best-efforts, continuous primary offering by the Company of up to 500,000,000 shares of its common stock at a price of $0.005 per share, for maximum gross proceeds of $2,500,000 (estimated net proceeds of approximately $2,440,000 after estimated offering expenses of approximately $60,000). No securities are being offered by existing securityholders.

F-16

Independent Auditor’s Report

To the Stockholders and the Board of Directors of 3DX Industries Inc.

Opinion on the Financial Statements

I have audited the accompanying balance sheet of 3DX Industries Inc. (the “Company”) as of October 31, 2025 and October 31, 2024, and the related consolidated statement of operations and comprehensive loss, changes in stockholders’ equity and consolidated cash flows for each of the years for the two-year period ended October 31, 2025 and October 31, 2024, and the related notes (collectively referred to as the “financial statements”). In my opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 October 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated interim financial statements of the Company as of April 30, 2026 and for the six-month periods ended April 30, 2026 and 2025 have not been audited by me and I express no opinion on them. These interim financial statements are the responsibility of management and are presented herein for informational purposes only.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred loss from operation, net current liability and has deficit on total equity that raises substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

I conducted my audit in accordance with auditing standards generally accepted in the United States of America (GAAS). My responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. I am required to be independent of the Company and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements relating to my audit. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for within one year after the date of the financial statements are issued.

F-17

Auditor’s Responsibilities for the Audit of the Financial Statements

My objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, I:

•	Exercise professional judgment and maintain professional skepticism through the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in my judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for within one year after the date of the financial statements are issued.

I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ HUI Kwok Fai

I have served as the Company’s auditor since 2026

Hong Kong

July 13, 2026

F-18

3DX INDUSTRIES, INC.

Consolidated Balance Sheets

As of October 31, 2025 and 2024

(Stated in U.S. Dollars)

	October 31,	October 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$8,640	$16,855
Prepaid expenses	–	353
Accounts receivable	15,709	37,904
Total current assets	24,349	55,112

Property and equipment, net	82,201	135,982
Right to use asset	22,008	85,060
Security deposit	4,451	4,451
Total assets	$133,009	$280,605

Liabilities and stockholders’ (deficit)
Current liabilities
Accounts payable and accrued expenses	$1,822,447	$1,663,287
Payables to related parties	876,471	779,837
Accrued compensation - convertible	94,500	94,500
Notes payable - unrelated parties	398,784	382,724
Convertible notes payable - unrelated parties	519,549	493,087
Current portion of lease liability	22,696	64,772
Total current liabilities	3,734,447	3,478,207

Lease liability, net of current portion	–	22,696
Convertible notes payable, net of current portion	250,000	250,000
Convertible notes payable - related party	250,000	250,000
Total liabilities	4,234,447	4,000,903

Stockholders’ (deficit)
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 1,000,000 shares issued and outstanding	1,000	1,000
Common stock, 175,000,000 shares authorized, $0.001 par value, 110,363,565 and 109,245,315 shares issued and outstanding as of October 31, 2025, and October 31, 2024, respectively	110,364	109,245
Additional paid-in capital	19,363,193	19,344,341
Accumulated deficit	(23,575,995)	(23,174,884)
Total stockholders’ (deficit)	(4,101,438)	(3,720,298)

Total liabilities and stockholders’ (deficit)	$133,009	$280,605

The accompanying notes are an integral part of these financial statements.

F-19

3DX INDUSTRIES, INC.

Consolidated Statements of Operations and Comprehensive Lost

As of October 31, 2025 and 2024

(Stated in U.S. Dollars)

	For the Fiscal Years Ended October 31,
	2025	2024
Revenue	$263,361	$288,388
Operating expenses
Depreciation and amortization	53,781	54,631
Professional services	12,000	12,875
General and administrative expenses	526,921	700,344
Total operating expenses	592,702	767,850
Other income (expense)
Gain on disposal of fixed assets	–	2,000
Loss on debt settlement	–	(12,000
Interest expense	(71,770	(67,196
Total other (expense)	(71,770	(77,196
Net loss	$(401,111	$(556,658
Net loss per common share -
Basic and diluted	$(0.00	$(0.01
Weighted average number of common shares outstanding
Basic and diluted	109,620,209	107,024,938

The accompanying notes are an integral part of these financial statements.

F-20

3DX INDUSTRIES, INC.

Consolidated Statements of Changes in Stockholders’ Equity

For the Fiscal Years ended October 31, 2025, and 2024

(Stated in U.S. Dollars)

	Preferred Shares		Common Stock		Additional Paid-in	Accumulated	Total Shareholders
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance, October 31, 2023	1,000,000	$1,000	105,013,315	$105,013	$18,722,908	$(22,618,226)	$(3,789,305)
Shares issued under debt settlement agreement	–	–	1,000,000	1,000	22,000	–	23,000
Shares issued under notice of conversion	–	–	1,132,000	1,132	564,177	–	565,309
Shares issued under consulting agreements	–	–	1,900,000	1,900	32,050	–	33,950
Shares issued as financing cost	–	–	200,000	200	3,206	–	3,406
Loss for the period	–	–	–	–	–	(556,658)	(556,658)
Balance, October 31, 2024	1,000,000	$1,000	109,245,315	$109,245	$19,344,341	$(23,174,884)	$(3,720,298)

Shares issued under notice of conversion	–	–	803,250	803	15,262	–	16,065
Shares issued as financing cost	–	–	315,000	316	3,590	–	3,906
Loss for the period	–	–	–	–	–	(401,111)	(401,111)
Balance, October 31, 2025	1,000,000	$1,000	110,363,565	$110,364	$19,363,193	$(23,575,995)	$(4,101,438)

The accompanying notes are an integral part of these financial statements.

F-21

3DX INDUSTRIES, INC.

Consolidated Statements of Cash Flows

for October 31, 2025, and 2024

(Stated in U.S. Dollars)

	For the Fiscal Years Ended October 31,
	2025	2024
Cash flows from operating activities:
Loss	$(401,111)	$(556,658)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on debt settlement	–	12,000
(Gain) on disposal of fixed assets	–	(2,000)
Depreciation and amortization expense	53,781	54,631
Stock based compensation	–	33,950
Stock issued as interest expense	3,906	3,406
Bad debt	–	35,671
Amortization of right of use asset	(1,720)	(688)
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable	22,195	14,231
(Increase) decrease in prepaid expense	353	2,576
Increase (decrease) in accounts payable	165,793	50,558
Increase (decrease) in accounts payable, related parties	96,634	96,000
Increase (decrease) in accrued interest	51,954	48,738
Net cash (used in) operating activities	(8,215)	(207,585)

Cash flows from investing activities:
Proceeds from sale of fixed assets	–	2,000
Purchase of fixed assets	–	(36,000)
Net cash (used in) investing activities	–	(34,000)

Cash flows from financing activities:
Proceeds from third party borrowing	–	260,000
Repayments to third party borrowing	–	(3,475)
Net cash provided by financing activities	–	256,525

Increase (decrease) in cash	(8,215)	14,940
Cash - beginning of year	16,855	1,915
Cash - end of period	$8,640	$16,855

Supplemental disclosures of cash flow information:
Interest paid	$15,910	$13,120
Income taxes paid	$–	$–

Non-cash Investing and Financing Activities:
Shares issued to settle debt with interest	$–	$11,000
Shares issued under notice of conversion, principal	$16,065	$500,000
Shares issued under notice of conversion, interest	$–	$65,309
Shares issued under consulting agreement	$–	$33,950
Shares issued under convertible note	$–	$3,406

The accompanying notes are an integral part of these financial statements.

F-22

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements

For The Fiscal Years Ended October 31, 2025 and 2024

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

3DX Industries, Inc. (the “Company”) was incorporated in the State of Nevada on October 23, 2008. The Company’s principal activity presently is manufacturing, and our head office is located near Bellingham WA, USA. The Company manufactures consumer and corporate products using an additive manufacturing method through 3D Metal printing technology and conventional precision manufacturing processes.

Going Concern

The Company’s financial statements are prepared on a going concern basis in accordance with U.S. GAAP.

The Company has accumulated losses since inception, and as of October 31, 2025, had a combined accumulated deficit of approximately $23.58 million and had negative working capital of approximately $3.71 million. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management recognizes that the Company must generate additional funds to enable it to continue operating.

The Company’s management plans to secure additional financing through the filing of a Form 1-A Offering Statement pursuant to SEC Regulation A for a Tier 2 offering to offer the sale of 500,000,000 shares of the Company’s common stock at a fixed price of $0.005 per share. Based on the offering price of $0.005 per share, the gross proceeds would be $2,500,000 if all shares were sold. The Tier 2 offering will be conducted on a “best effort” basis without any minimum offering amount. If the Company is successful in securing additional financing and operations are successful in generating revenue, the Company can place less reliance on the financial support of its director and sole shareholder and cover its operating expenses and meet obligations as they come due. However, if the Company is unsuccessful in securing additional financing and operations are unsuccessful in generating revenue to cover all its operating expenses and meet obligations as they come due, the Company plans to continue to rely upon the financial support of its director and sole shareholder. As of the financial statements issuance date, it is unclear whether management’s plan will be effectively implemented within one year after the date of the financial statements are issued. There is no assurance that the Company will be successful in securing sufficient financing, and the Company faces significant hurdles to reach the point where the Company generates sufficient revenue to cover its operating expenses and meet obligations as they come due. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments, such as cash and cash equivalents are carried at cost and represent cash on hand, and other short-term investments with a maturity date of six months or less, when purchased, to be cash equivalents.

F-23

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At October 31, 2025 and October 31, 2024, the Company had $0 in excess of the FDIC insured limit.

Property and Equipment

Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

Long-Lived Assets

The Company accounts for its long-lived assets in accordance with Accounting Standards Codification (“ASC”) Topic 360-10-05, “Accounting for the Impairment or Disposal of Long-Lived Assets.” ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value or disposable value.

Fair Value of Financial Instruments

Pursuant to ASC No. 820, “Fair Value Measurements and Disclosures,” the Company is required to estimate the fair value of all financial instruments included on its balance sheet. The Company’s financial instruments consist of accounts payables and notes and loans payable. The Company considers the carrying value of such amounts in the financial statements to approximate their fair value due to the short-term nature of the respective instrument.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact, and the Company considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable and proscribes the following fair value hierarchy in determining fair values:

Level 1 — Quoted prices for identical assets or liabilities in active markets.

Level 2 — Inputs other than quoted prices within Level 1 that are observable either directly or indirectly, including quoted prices in active markets for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data such as interest rates or yield curves.

Level 3 — Unobservable inputs reflecting our view about the assumptions that market participants would use in measuring the fair value of the assets or liabilities.

F-24

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company applies ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

The Company generally recognizes revenue upon the shipment of finished goods and issuance of an associated invoice. Freight billed to customers is included in revenues, and all freight expenses paid by the Company are included in the general and administrative expense.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the net value of the face amount less any allowance for expected credit loss. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses in our existing accounts receivable. An allowance for credit losses is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. The Company reviews the allowance for expected credit loss on a regular basis, and all past due balances are reviewed individually for collectability. An account receivable is written off after all collection effort has ceased. Recoveries of receivables previously written off are recorded when received. Interest is not charged on past due accounts.

Consulting, Audit, Legal Fees, Transfer Agent Fees

Consulting, Audit, Legal Fees, Transfer Agent Fees are fees incurred in the normal course of business during the period of which the fees are incurred.

Income Taxes

The Company accounts for deferred federal and state income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for future tax benefits attributable to the expected utilization of existing tax net operating loss carryforwards and other types of carryforwards. If the future utilization of some portion of deferred taxes is determined to be unlikely, a valuation allowance is provided to reduce the recorded tax benefits from such assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In the event interest or penalties are incurred with respect to income tax matters, our policy is to include such items in income tax expense. We record deferred tax assets and liabilities on a net basis on the balance sheet.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280, Segment Reporting on an interim and annual basis. The Company adopted ASU 2023-07 during the fourth quarter of 2025, and enhanced our segment disclosures in line with the new guidance. The adoption of the ASU did not have a material impact on the Company’s financial statements.

F-25

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued and are recognized over the employees required service period, which is generally the vesting period.

ASC 842 Leases

ASU No. 2016-02. In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016- 02, “Lease (Topic 842)”, a new lease standard requiring lessees to recognize lease assets and lease liabilities for most leases classified as operating leases under previous U.S. GAAP. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset (“ROU” asset) representing its right to use the underlying asset for the lease term. The guidance is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

Loss Per Share of Common Stock

In accordance with ASC Topic 280 – “Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

The following potential common shares have been excluded from the computation of diluted net loss per share for the periods ended October 31, 2025, because the effect would have been antidilutive:

Common Shares issuable - convertible notes	6,583,335
Common Shares issuable - compensation	9,450,000
Total	16,033,335

As of October 31, 2025, the Company had 110,363,565 shares of common stock issued and outstanding. Pro forma, assuming the sale of all 500,000,000 shares offered in this Offering at the minimum offering price of $0.005 per share, the Company would have approximately 610,363,565 shares issued and outstanding. At the maximum offering price of $0.02 per share, assuming the same number of shares sold, the total would be 610,363,565 shares. The 16,033,335 shares issuable upon conversion of convertible notes (6,583,335) and as compensation (9,450,000) have been excluded from diluted earnings per share calculations because their effect would be antidilutive. These shares are included in diluted EPS computations only when their inclusion would be dilutive. See Note 9 - Stockholders’ Equity for additional information.

F-26

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280, Segment Reporting on an interim and annual basis. The Company adopted ASU 2023-07 during the fourth quarter of 2025, and enhanced our segment disclosures in line with the new guidance. The adoption of the ASU did not have a material impact on the Company’s financial statements.

Management currently views 3DX Industries as one operating business rather than separate business segments. Management would describe the company’s business as one operating segment: advanced manufacturing services. Although the company uses multiple manufacturing processes, including CNC machining, resin / photopolymer printing, FDM printing, and metal binder jet printing, management does not currently review separate profit and loss statements by each process or capability.

Management makes resource allocation decisions based on the needs of the overall company operation rather than separate divisions. The company does not currently have separate managers for CNC machining, resin printing, binder jet printing, and FDM printing. All services are provided under the same company and customer-facing brand, 3DX Industries.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses, which requires disclosure of additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

The Company has reviewed the FASB issued ASU accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and do not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management.

F-27

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 3 - EQUIPMENT

Capitalized manufacturing equipment, furniture and fixtures, and computer equipment at October 31, 2025 and October 31, 2024 are as follows:

	October 31, 2025	October 31, 2024
Manufacturing equipment	$841,652	$841,652
Furniture and fixtures	638	638
Computer equipment	12,561	12,561
	854,851	854,851
Less accumulated depreciation	(772,650)	(718,869)
	$82,201	$135,982

Depreciation expense classified to operations for the fiscal years ended October 31, 2025 and 2024, totaled $53,781 and $54,631, respectively.

NOTE 4 - OFFICE LEASE

On February 29, 2016, the Company extended a lease agreement originally entered into in January 2014 for a term of five years expiring February 28, 2021. On February 22, 2021, the Company extended the lease agreement for a further term of five years expiring February 28, 2026. The space is approximately 8,588 square feet. We rent this space for approximately $5,410 per month on an escalating basis year over year.

The table below presents the lease-related assets and liabilities recorded on the balance sheets.

	October 31, 2025	October 31, 2024
Assets
Operating right to use asset	$22,008	$85,060
Liabilities
Operating lease liabilities	$22,696	$87,468

Supplemental cash flow information related to leases was as follows:

	For the Fiscal Years Ended October 31,
	2025	2024
Cash used in operating activities:
Operating leases	$68,093	$67,758
ROU assets recognized in exchange for lease obligations:	(1,720)	(688)
	$66,373	$67,070

Future minimum lease payments in respect of the above under non-cancellable leases as of October 31, 2025, as presented in accordance with ASC 842 were as follows:

Fiscal year ended 2026	$23,016
Total future minimum lease payments	23,016
Less: imputed interest	(320)
Total	22,696
Current portion of operating lease	$22,696

F-28

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 5 – ACCRUED COMPENSATION, CONVERTIBLE NOTE

On January 15, 2013, the Company granted a third-party corporation the option to convert up to 25% of all accrued compensation resulting from unpaid consulting fees due to it at that date into shares of the Company’s common stock at a conversion price of $0.001 per share, and to convert the remaining 75% of accrued compensation due it at that date into shares of the Company’s common stock at a conversion price of $0.01 per share. The agreement could be cancelled by either party. At January 15, 2013, the amount of accrued compensation due to the consultant was $175,000. Pursuant to ASC Topic 470-20, “Debt with Conversion and Other Options,” the accrued compensation was recorded net of a discount that includes the debt’s beneficial conversion feature of $148,077. Since the accrued compensation is immediately convertible into common stock, discounts arising from beneficial conversion features are directly charged to expense pursuant to ACS 470-20-35. The beneficial conversion features were calculated using trading prices ranging from $0.001 to $0.01 per share and an effective conversion price of $0.02 per share.

Effective December 18, 2013, the terms of the above noted conversion feature were modified limiting the number of conversion shares the consultant can receive and hold at any point in time to no more than 9.99% of the Company’s common stock then outstanding. In June 2014, the consultant assigned $1,000 of accrued, payable compensation to a third party, who converted the $1,000 into 1,000,000 shares of the Company’s common stock at a conversion price of $.001 per share.

On August 28, 2017, the Company and the third party entered into a share conversion amendment agreement. Under the agreement, the conversion price of any and all remaining debt shall be set at $0.02 per share, equaling a maximum of 8,700,000 shares available upon conversion, and the maximum debt that can be converted per quarter shall not exceed 10% of outstanding debt. The amendment was effective as of July 30, 2017.

Effective on September 28, 2020, the Company and the third party entered into a share conversion amendment agreement. Under the agreement, the conversion price of any and all remaining debt shall be set at $0.01 per share, equaling a maximum of 17,400,000 shares available upon conversion. The holder, and all persons affiliated with the holder, may not own more than 9.5% of the Company’s Common Stock then outstanding after any notice of conversion.

On September 21, 2021, the Company issued 7,950,000 shares of common stock upon receipt of a notice of conversion in the amount of $79,500 with respect to amounts payable to Santeo Financial Corporation pursuant to the Debt Conversion Option Agreement.

As of October 31, 2025 and October 31, 2024, $94,500 is reflected on the accompanying balance sheets as accrued compensation–convertible.

NOTE 6 - NOTES PAYABLE/CONVERTIBLE NOTES – UNRELATED PARTIES

The following table summarizes notes payable as of October 31, 2025 and October 31, 2024:

	October 31, 2025	October 31, 2024
Balance, opening	$382,724	$372,436
Additional: Principal	–	10,000
Payment: Principal	–	(3,475)
Addition: Interest expense	16,060	14,763
Principal settled with common stock	–	(10,000)
Accrued interest payable settled with common stock	–	(1,000)
Balance, ending	$398,784	$382,724

F-29

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 7 - NOTES PAYABLE/CONVERTIBLE NOTES – UNRELATED PARTIES (Continued)

The following table summarizes convertible notes as of October 31, 2025 and October 31, 2024:

	October 31, 2025	October 31, 2024
Balance, opening	$743,087	$1,020,599
Addition: principal	–	250,000
Addition: accrued interest	47,527	39,297
Cash paid interest	(5,000)	(1,500)
Notice of conversion: principal	(16,065)	(500,000)
Notice of conversion: accrued interest payable	–	(65,309)
Total	769,549	743,087
Convertible notes, current portion	519,549	493,087
Convertible notes, net of current portion	$250,000	$250,000

(1)	Third party notes/convertible promissory notes

(a)	An unrelated third party advanced $17,500 to the Company on September 7, 2016. The $17,500 is evidenced by an unsecured promissory note bearing interest at a rate of 8%. The interest accrued beginning on January 1, 2017. The outstanding principal and accrued interest was fully due and payable on December 31, 2017. As per the terms of the agreement, the Company accrued interest of $1,400 and $1,404 during the fiscal years ended October 31, 2025 and 2024, respectively. The outstanding balance at October 31, 2025 was $29,870 (October 31, 2024 - $28,470). The loan is currently in default.

(b)	On March 30, 2015, the Company entered into an equipment rental agreement with Santeo Financial Corp. with respect to certain manufacturing equipment. The rental term was 24 months, with an option to purchase the equipment at any time up to the end of the rental agreement. Under the terms of the agreement the Company was to pay a security deposit of $700 and agreed to a monthly rental fee of $350 with the first month payable upon signing. On March 15, 2017, the Company and Santeo entered into a letter agreement to revise the terms of the original March 30, 2015 equipment lease. Under the terms of the letter agreement, the Company was to purchase the manufacturing equipment for a total of $18,000 no later than December 31, 2017, which amount would also include all accrued and unpaid rental payments, and any interest thereon up to December 31, 2017. Should the Company fail to make the required payment as at December 31, 2017, interest of 12% per annum applied to any balance outstanding. As per the terms of the agreement, the Company accrued interest of $2,160 and $2,166 for the fiscal years ended October 31, 2025 and 2024, respectively. The loan was not repaid by the due date. The outstanding balance at October 31, 2025 was $34,907 (October 31, 2024 - $32,747). The loan is currently in default.

(2)	Lender 1 - 5% various notes payable

During the fiscal year ended October 31, 2018, the Company received a cumulative amount of $50,000 in loans from a third party which accrue interest of 5% per annum and mature at various dates through March 2019. As per the terms of the agreement, the Company accrued interest of $2,500 during the fiscal years ended October 31, 2025 and 2024. The loans remained unpaid upon maturity and are currently in default.

	October 31, 2025	October 31, 2024
Balance, opening	$75,497	$72,997
Addition: accrued interest	2,500	2,500
Balance, ending	$77,997	$75,497

F-30

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 7 - NOTES PAYABLE/CONVERTIBLE NOTES – UNRELATED PARTIES (Continued)

(3)	Lender 2

On September 9, 2013, the Company borrowed $30,000 from a third party. The loan is evidenced by an unsecured promissory note. The loan accrues interest at 5% per annum with principal and accrued interest fully due and payable on May 1, 2014. On March 7, 2014, the Company borrowed an additional $35,000 from the same party. The loan is evidenced by an unsecured promissory note. The loan accrues interest at an annual rate of 5% per annum with principal and accrued interest fully due and payable on December 31, 2014. These aforementioned promissory notes were assigned to Santeo Financial Corp. in December 31, 2019. As per the terms of the agreement, the Company accrued interest of $3,250 and $3,259 during the fiscal years ended October 31, 2025 and 2024, respectively. The loans remained unpaid upon maturity and are currently in default.

	October 31, 2025	October 31, 2024
Balance, opening	$100,373	$97,114
Addition: accrued interest	3,250	3,259
Balance, ending	$103,623	$100,373

(4)	Lender 3

On November 18, 2014, the Company borrowed $25,000 from a third party (“Note 1”). The $25,000 is evidenced by an unsecured promissory note bearing interest at a rate of 10% per annum beginning April 1, 2015. Outstanding principal and accrued interest was fully due and payable on December 1, 2015. The holder has the right to convert any or all of the outstanding principal and accrued interest into shares of the Company’s common stock at a conversion rate of $0.30 per share. The loans remained unpaid upon maturity and are currently in default.

On December 10, 2014, the Company further borrowed $100,000 from a third party (“Note 2”). The $100,000 is evidenced by an unsecured promissory note bearing interest at a rate of 10% per annum beginning April 1, 2015. Outstanding principal and accrued interest was fully due and payable on December 31, 2016. The holder has the right to convert any or all of the outstanding principal and accrued interest into shares of the Company’s common stock at a conversion rate of $0.15 per share. The loans remained unpaid upon maturity and are currently in default.

As per the terms of the agreement, the Company accrued interest of $12,500 and $12,500 during the fiscal years ended October 31, 2025 and 2024, respectively.

	October 31, 2025	October 31, 2024
Balance, opening	$244,829	$232,329
Addition: accrued interest	12,500	12,500
Balance, ending	$257,329	$244,829

(5)	Lender 4

On November 5, 2018, the Company borrowed $15,000 from a third party. The $15,000 is evidenced by an unsecured promissory note bearing interest as a fixed payment of $375 at maturity, due and payable on or before March 31, 2020. The holder has the right to convert any or all of the outstanding principal and accrued interest into shares of the Company’s common stock at a conversion rate of $0.03 per share. $9,750 was repaid before fiscal year 2020. The outstanding balance at September 22, 2021 amounted to $5,605. On September 22, 2021, a third party lender assigned the remaining balance of their promissory note to Lender 4, in the amount of $10,460.

F-31

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 7 - NOTES PAYABLE/CONVERTIBLE NOTES – UNRELATED PARTIES (Continued)

(5)	Lender 4 (continued)

On September 28, 2021, the balance of $5,605 and the balance of $10,460 was combined to a new amended non- interest-bearing convertible note in the total amount of $16,065 due on demand and convertible at $0.02 per share. On June 25, 2025, the Company received notice of conversion and converted total amount of $16,065 to 803,250 shares of common stock at $0.02 per share.

On October 28, 2021, the Company borrowed an additional $200,000 from the same lender. The $200,000 is evidenced by an unsecured convertible note bearing interest rate at 5% per annum for a period of 12 months. The holder has the right to convert any or all of the outstanding principal into shares of the Company’s common stock at a conversion rate of $0.60 per share.

Further, on October 15, 2022, the Company entered into a promissory note with a third party, in the principal amount of $15,000. Under the terms of the note, interest was a fixed payment of $500 due and payable on or before maturity, April 30, 2023. If the balance outstanding is not paid on or before maturity, the term of the loan would be extended, and interest would accrue at a rate equal to ten percent (10%) per annum.

	October 31, 2025	October 31, 2024
Convertible note:
Balance, opening	$246,147	$236,147
Addition: accrued interest	10,028	10,000
Principal converted to common stock	(16,065)	–
Balance, ending	$240,110	$246,147

	October 31, 2025	October 31, 2024
Promissory Note:
Balance, opening	$17,308	$16,105
Addition: accrued interest	1,200	1,203
Balance, ending	$18,508	$17,308

The Company accrued interest of $10,028 and $10,000 for the fiscal years ended October 31, 2025 and 2024, respectively, per the terms of these convertible notes.

The Company accrued interest of $1,200 and $1,203 during the fiscal years ended October 31, 2025 and 2024, respectively per the terms of these promissory notes.

(6)	Lender 5

On October 18, 2022, the Company received a loan in the principal amount of $15,000 from a third party with fixed interest payable of $1,500 if repaid by March 31, 2023. If the balance was not paid on or before March 31, 2023, no further interest accrues. As of October 31, 2025, the note remains unpaid and is in default.

	October 31, 2025	October 31, 2024
Balance, opening	$16,500	$16,500
Balance, end	$16,500	$16,500

F-32

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 7 - NOTES PAYABLE/CONVERTIBLE NOTES – UNRELATED PARTIES (Continued)

(7)	Lender 6

On February 24, 2021, the Company borrowed $50,000 from a third party. The principal balance of $50,000 was due on or before May 31, 2021, along with 150,000 restricted shares of the Company’s common stock as additional compensation. The shares were issued on March 31, 2021. If the principal balance outstanding is not paid on or before May 31, 2021, interest accrues at a rate equal to six percent (6%) per annum. Interest shall be paid quarterly on the outstanding principal beginning on June 1, 2021, with the first payment due on August 31, 2021. The Company valued the 150,000 shares at the closing price of the Company’s stock as traded on the OTC Markets on the date of issuance and recorded stock-based compensation of $19,455.

The Company repaid a portion of the principal in the amount of $7,500 during the fiscal year ended October 31, 2022. As of October 31, 2025 the note remains unpaid and is in default.

As per the terms of the agreement, the Company accrued interest of $2,550 and $2,557 for the fiscal years ended October 31, 2025 and 2024, respectively.

	October 31, 2025	October 31, 2024
Balance, opening	$51,564	$49,007
Addition: accrued interest	2,550	2,557
Balance, ending	$54,114	$51,564

(8)	Lender 7

On February 24, 2021, the Company borrowed $50,000 from a third party. The principal balance of $50,000 was due on or before May 31, 2021, along with 150,000 restricted shares of the Company’s common stock as additional compensation. The shares were issued on March 31, 2021. If the principal balance outstanding was not paid on or before May 31, 2021, interest accrues at a rate equal to six percent (6%) per annum. Interest shall be paid quarterly on the outstanding principal beginning on June 1, 2021, with the first payment due on August 31, 2021. The Company valued the 150,000 shares at the closing price of the Company’s stock as traded on the OTC Markets on the date of issuance and recorded stock-based compensation of $19,455. As per the terms of the agreement, the Company accrued interest of $3,000 and $3,008 for the fiscal years ended October 31, 2025 and 2024, respectively. As of October 31, 2025 the note remains unpaid and is in default.

	October 31, 2025	October 31, 2024
Balance, opening	$60,265	$57,257
Addition: accrued interest	3,000	3,008
Balance, ending	$63,265	$60,265

(9)	Lender 8

On September 30, 2021, the Company borrowed $500,000 from a third party. The $500,000 is evidenced by an unsecured convertible note bearing interest rate at 5% per annum for a period of 12 months. The holder has the right to convert any or all of the outstanding principal into shares of the Company’s common stock at a conversion rate of $0.50 per share. As of April 24, 2024, the principal amount of the debt stands at $500,000 with accrued interest up to and including April 30, 2024, of $65,309. Total principal and interest of $565,309 converted into a total of 1,132,000 shares of common stock at a conversion rate of $0.50 per share during the three months ended April 30, 2024.

F-33

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 7 - NOTES PAYABLE/CONVERTIBLE NOTES – UNRELATED PARTIES (Continued)

(9)	Lender 8 (continued)

	October 31, 2025	October 31, 2024
Balance, opening	$–	$552,123
Addition: accrued interest	–	13,186
Notice of conversion, principal	–	(500,000)
Notice of conversion, interest	–	(65,309)
Balance, ending	$–	$–

The Company accrued interest of $0 and $13,186 for the fiscal years ended October 31, 2025 and 2024, respectively.

(10)	Lender 9

On December 29, 2023, the Company entered into a Bridge Loan Agreement with Ark Capital, Inc. (the “Ark”) for a short-term loan of $10,000 (the “Loan”). Under the terms of the agreement the Company will repay the Loan by January 29, 2024, including flat 10% interest of $1,000. The Loan is secured by 1,000,000 shares of the Company’s unregistered, restricted common stock, which shares shall only be issued if upon ten (10) days following the maturity date of the Loan the Loan balance remains unpaid. On January 29, 2024, the Company entered into a settlement agreement with Ark. Under the agreement, Ark forgave the debt of $10,000 principal amount and $1,000 interest accrued. In consideration of the forgiveness, 1,000,000 shares of common stock were required to be issued with an effective date of January 29, 2024. The Company recorded a loss on extinguishment in the amount of $12,000.

	October 31, 2025	October 31, 2024
Balance, opening	$–	$–
Addition: principal	–	10,000
Addition: accrued interest	–	1,000
Principal and accrued interest waived	–	(11,000)
Balance, ending	$–	$–

(11)	Lender 10

On May 13, 2024, the Company entered into a convertible promissory note (the “Note”) with two lenders (the “Holders”) for total gross proceeds of $150,000. The Note is for a term of 24 months from issue date, bears interest at 10% per annum and requires interest only payments commencing 60 days from receipt of proceeds. The Note and any accrued interest thereon is convertible at the election of the holder into unregistered, restricted shares of the Company’s common stock at $0.05 per share. The Holders each received 60,000 unregistered, restricted shares of common stock on signing of the Note as a loan bonus. In the event the Company is delinquent on any interest payment which is not rectified within 5 days of written notice of default by the Holders, the Company will issue an additional 25,000 shares of the Company’s unregistered, restricted common stock to the Holders as compensation for any missed payment. The Note is personally guaranteed by the Company’s President, Roger Janssen. On May 14, 2024, the Company issued a cumulative 120,000 shares to the Holders. On July 15, 2025, the company issued 87,500 shares of common stock to each lender as compensation for any missed interest payment.

F-34

3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 7 - NOTES PAYABLE/CONVERTIBLE NOTES – UNRELATED PARTIES (Continued)

(11)	Lender 10 (continued)

	October 31, 2025	October 31, 2024
Balance, opening	$151,027	$–
Addition: principal	–	150,000
Addition: accrued interest	15,000	7,027
Accrued interest paid	(3,000)	(6,000)
Balance, ending	$163,027	$151,027

The Company accrued interest of $15,000 and $70,27 for the fiscal years ended October 31, 2025 and 2024, respectively.

(12)	Lender 11

On August 12, 2024, the Company entered into a convertible promissory note (the “Note”) with two lenders (the “Holders”) for total gross proceeds of $100,000. The Note is for a term of 24 months from issue date, bears interest at 10% per annum and requires interest only payments commencing 60 days from receipt of proceeds. The Note and any accrued interest thereon is convertible at the election of the holder into unregistered, restricted shares of the Company’s common stock at $0.05 per share. The Holders each received 40,000 unregistered, restricted shares of common stock on signing of the Note as a loan bonus. In the event the Company is delinquent on any interest payment which is not rectified within 5 days of written notice of default by the Holders, the Company will issue an additional 20,000 shares of the Company’s unregistered, restricted common stock to the Holders as compensation for any missed payment. The Note is personally guaranteed by the Company’s President, Roger Janssen. On August 26, 2024, the Company issued a cumulative 80,000 shares to the Holders. On July 15, 2025, the company issued 140,000 shares of common stock as compensation for any missed interest payment.

	October 31, 2025	October 31, 2025
Balance, opening	$101,083	$–
Addition: principal	–	100,000
Addition: accrued interest	10,000	2,083
Accrued interest paid	(2,000)	(1,000)
Balance, ending	$109,083	$101,083

The Company accrued interest of $10,000 and $2,083 for the fiscal years ended October 31, 2025 and 2024, respectively.

NOTE 8 - RELATED PARTY TRANSACTIONS

(1)	Employment agreement with President Roger Janssen

Effective November 23, 2013, the Company entered into an employment agreement with its President and sole director of the Company, Roger Janssen. Under the terms of the agreement, Mr. Janssen will receive a base salary of $15,000 a month over the six-year term of the agreement. At the sole discretion of the board of directors, Mr. Janssen may be granted performance bonuses and may also participate in any incentive plans that the Company may establish. In addition, Mr. Janssen received 30,000,000 shares of the Company’s restricted common stock as a signing bonus. The shares were valued at $4,800,000 based upon the trading price of the shares on the date of grant.

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3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

(1)	Employment agreement with President Roger Janssen (continued)

Officer’s compensation for the year ended October 31, 2014 amounted to $4,887,449 including the indicated stock- based compensation of $4,800,000. Effective May 1, 2017 the Company amended the employment agreement with its President and Chief Executive Officer, Roger Janssen. Under the terms of the agreement, Mr. Janssen will receive a base salary of $8,000 a month. On September 1, 2017 Mr. Janssen represented and agreed to waive and forgive accrued compensation of $397,305 effective as of May 1, 2017. The Company recorded a gain $397,305 on the debt extinguishment.

Accrued compensation due to Mr. Janssen as of October 31, 2025, totaled $875,837 (October 31, 2024 - $779,837), which is included in the balance of Payables – related parties as reflected in the accompanying balance sheet.

(2)	Convertible note with President Roger Janssen

On December 18, 2013, the Company purchased certain equipment relating to its 3D metal printing operation from Mr. Janssen for $500,000. The $500,000 was evidenced by a promissory note assessing interest at an annual rate of 1.64%. Accrued interest is payable quarterly with the principal balance and any unpaid accrued interest was fully due and payable on December 15, 2018. Mr. Janssen has the right to convert any outstanding principal and accrued interest into restricted shares of the of the Company’s common stock at a conversion price of $0.50 per share. The balance due Mr. Janssen at April 30, 2017 totaled $528,366 (October 31, 2016 - $524,095) of which the accrued interest of $28,366 was classified as accounts payable and the $500,000 was classified as a long-term liability.

On September 1, 2017, Mr. Janssen agreed to waive and forgive (1) $250,000 of principal related to equipment acquisition by 3DX in a prior period; (2) accumulated accrued interest of $28,366 effective as of April 30, 2017. The waiver and release were effective as of May 1, 2017. The Company recorded a gain of $278,366 as debt settlement in respect of the aforementioned waiver and release. The Company accrued interest of $4,277 and $4,381 in the fiscal years ended October 31, 2025 and 2024, respectively. The balance due Mr. Janssen at October 31, 2025 totaled $260,011 (October 31, 2024 - $266,644) of which the accrued interest of $10,011 was classified as accounts payable and the $250,000 was classified as a long-term liability. During the fiscal years ended October 31, 2025 and 2024, Mr. Janssen received interest reduction payments of $10,910 and $7,120, respectively.

(3)	Other transactions with President Roger Janssen

During the fiscal year ended October 31, 2025 Mr. Janssen, President and Chief Executive Officer of the Company advanced $1,610 to the Company for operating expenses which amount of $976 has been repaid in fiscal year ended October 31, 2025. The balance due Mr. Janssen at October 31, 2025 was $634.

(4)	Series A Preferred Shares Subscription Agreement with President Roger Janssen

On September 20, 2021, the Company offered 1,000,000 shares of the Company’s Series A preferred stock at par value, $0.001 per share, for a total purchase price of $1,000 to Mr. Janssen, which amount was paid by the deduction of the amount from salary due and payable to Mr. Janssen as of the date of the subscription. The Company valued the 1,000,000 shares of the Company’s Series A preferred stock at fair market value on the date of the agreement, and recorded stock-based compensation of $830,665.

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3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

(5)	Executive Employment agreement with Nicholas Coriano

On April 27, 2021, Mr. Coriano was appointed as a Director and VP of East Coast Operations to serve until the next annual meeting of the shareholders or until his successor is duly appointed.

On March 31, 2021, the Company entered into an Executive Employment agreement with Nicholas Coriano and appointed Mr. Coriano to serve as the Vice President of Operations – East Coast Division of the Company beginning March 31, 2021 for a period of 5 years unless earlier terminated within the sole discretion of the CFO of the Company. Pursuant to the Executive Employment agreement:

(a)	a signing bonus of 1,650,000 restricted shares of the Company’s common stock as of March 31, 2021;

(b)	After a period of not more than 90 days from March 31, 2021, the Company shall issue to Mr. Coriano as continuity compensation, an additional number of shares required to bring the executive’s share position to a total of 5% of the then issued and outstanding shares of the Company;

(c)	At the time of an uplist to a major North American Stock Exchange, the Company agrees to issue to the executive an additional number of common shares to ensure the executive has a total of 5% of the issued and outstanding shares of the Company the day prior to up listing, less any shares previously issued under the terms of the agreement;

(d)	Others: performance bonus, incentive plan as available.

The Company valued the 1,650,000 shares at the closing price of the Company’s stock as traded on the OTC Markets on the date of issuance and recorded stock-based compensation of $214,005 in fiscal year ended October 31, 2021.

The Company valued 3,647,904 shares issued with respect to the continuity compensation at the closing price of the Company’s stock as traded on the OTC Markets on the date of issuance and recorded stock-based compensation of $360,413, during the year ended October 31, 2021.

(6)	Executive Employment agreement with Peter Divone Sr.

On September 22, 2021, the Company entered into an executive employment agreement with Peter Divone Sr. whereunder Mr. Divone shall serve as a business advisor to the Company and received compensation in the form of 100,000 fully earned shares of the Company’s common stock. The shares were valued at fair market value on issue and expensed upon issuance. Mr. Divone was concurrently appointed to the Company’s board of directors.

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3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 9 - STOCKHOLDERS’ EQUITY

Common Stock

The Company has a total of 175,000,000 shares authorized, $0.001 par value.

There are a total of 110,363,565 and 109,245,315 shares issued and outstanding, as of October 31, 2025, and October 31, 2024, respectively.

During the fiscal year ended October 31, 2025, the Company issued 803,250 shares in respect to the notice of conversion from a convertible note holder. (refer: Note 7(5))

During the fiscal year ended October 31, 2025, the Company issued an accumulated 315,000 of common stock as compensation for any missed interest payment. The shares were valued at $3,906 as of the effective date.

During the fiscal year ended October 31, 2024, the Company issued 1,000,000 shares in respect to a debt settlement agreement with an effective issue date for the shares of January 29, 2024. The shares were valued as of the effective date and are included in our outstanding shares as administratively issued as of the date of this report. (refer: Note 7(10))

During the fiscal year ended October 31, 2024, the Company issued 1,132,000 shares in respect to the notice of conversion from a convertible note holder. (refer: Note 7(9))

On February 5, 2024, the Company entered into a Consulting and Corporate Communications agreement with MJKB Capital (“MJKB”) whereunder MJKB will serve as Head of Communications for the Company, shaping the Company’s narrative to the public. In consideration for services provided for the period from February 5, 2024 to April 30, 2024 MJKB, or their assigns, shall receive 400,000 shares of the Company’s unregistered, restricted common stock valued at $0.025 per share or $10,000.

On June 6, 2024, the Company entered into a Consulting and Corporate Communications agreement with MJKB Capital (“MJKB”) whereunder MJKB will serve as Head of Communications for the Company, shaping the Company’s narrative to the public. In consideration for services provided for the period from May 1, 2024, to July 31, 2024 MJKB, or their assigns, shall receive 750,000 shares of the Company’s unregistered, restricted common stock valued at $0.015 per share or $11,250.

On September 4, 2024, the Company entered into an investor awareness contract for a term of two months with Howard Isaacs and Richard Cavalli (each party individually referred to as a “Contractor”) under which each Contractor shall receive 250,000 shares of unregistered, restricted common stock and $2,500 per month for services rendered. The shares were valued at $8,950 as of the effective date.

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3DX INDUSTRIES, INC.

Notes to Consolidated Financial Statements For The Fiscal Years

Ended October 31, 2025 and 2024

NOTE 9 - STOCKHOLDERS’ EQUITY (continued)

On September 16, 2024, the Company entered into an investor awareness contract for a term of two months with Hey Sqrl (referred to as a “Contractor”) under which Contractor shall receive 250,000 shares of unregistered, restricted common stock and $2,500 per month for services rendered. The shares were valued at $3,750 as of the effective date.

During the fiscal year ended October 31, 2024, the Company issued a total of 200,000 shares on signing of a Convertible Note as a loan bonus. The shares were valued at $3,406 as of the effective date.

Preferred Stock

The Company has a total of 10,000,000 shares of Preferred Stock, $0.001 par value authorized, of which a total of 1,000,000 shares were designated as Series A Preferred on May 11, 2021.

The holders of the Series A Preferred Stock have the right to vote 51% of the then issued and outstanding common stock or equivalent equity of the Company.

On September 20, 2021, 1,000,000 shares of the Company’s Series A preferred were offered and sold to the Company’s President, Mr. Roger Janssen, at par value, or $0.001 per share, for total consideration of $1,000.

There are a total of 1,000,000 shares of the Company’s Series A preferred shares issued and outstanding, as of October 31, 2025 and October 31, 2024.

NOTE 10 - SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after the date of these financial statements were issued.

On February 12, 2026, the Company’s Board of Directors approved an increased Authorized Shares Capital to 750,000,000 (seven hundred and fifty million).

On March 17, 2026, the Company entered into a 5 (five) year lease at address 2693, Delta Ring Road, Units 1& 2 Ferndale, WA 98248. Rent is $2,557.5 per month for the first two months and $5,016 per month for the rest of the first year of the lease.

On April 20, 2026, the Company issued 10,000,000 (ten million) restricted common shares to Transcontinental Partners LLC as non-cash consideration for services rendered as approved by the Board on April 10, 2026, resulting in beneficial ownership of approximately 8.3% of the Company’s outstanding common stock, which is less than 10% but greater than 5%.

There have been no other events that would require adjustment to or disclosure in the financial statements.

F-39

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ferndale, Washington, on July 27, 2026.

3DX INDUSTRIES INC.

Dated: August 13, 2026	By:	/s/ Roger Janssen
Roger Janssen
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger Janssen, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 1-A offering statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roger Janssen	Director, CFO, President, Secretary,	August 13, 2026
Roger Janssen	Principal Executive Officer, Principal Accounting Officer
Principal Financial Officer

/s/ Peter Divone Sr.	Director	August 13, 2026
Peter Divone Sr.

/s/ Nicholas Coriano	Director	August 13, 2026
Nicholas Coriano

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